Exhibit 99.1

Patria Investments Limited

 Unaudited Condensed Consolidated Statement of Financial Position

As of September 30, 2025, and December 31, 2024

(In thousands of United States dollars – US$)

Assets	Notes	09/30/2025	12/31/2024	Liabilities and equity	Notes	09/30/2025	12/31/2024

Cash and cash equivalents	6	30,343	33,418	Client funds payable	7	16,334	18,704
Short term investments	12(a)	22,018	59,009	Consideration payable on acquisition	21(b)	115,388	101,986
Client funds on deposit	7	16,334	18,704	Personnel and related taxes payable	15	37,663	37,269
Accounts receivable	8	89,139	217,132	Taxes payable	17	6,222	6,440
Project advances	9	12,799	7,577	Carried interest allocation	23(a)	11,613	31,851
Recoverable taxes	11	7,871	4,512	Loans	16	41,366	78,518
Other current assets	10	18,493	14,681	Other financial instruments	12(c)	43,537	21,749
Other financial instruments	12(c)	48,295	17,646	Commitment subject to possible redemption	21(c)	-	54,053
				Other liabilities	18	84,468	46,820

Current assets		245,292	372,679	Current liabilities		356,591	397,390

Accounts receivable	8	95,861	16,402	Personnel liabilities	15	1,396	787
Deferred tax assets	19	20,814	15,824	Consideration payable on acquisition	21(b)	71,890	121,238
Other non-current assets	10	10,239	6,586	Carried interest allocation	23(a)	5,403	5,408
Long-term investments	12(b)	45,249	49,216	Loans	16	104,943	149,453
Investments in associates		709	811	Gross obligation under put option	21(d)	25,121	18,258
Property and equipment	13	40,736	32,622	Other non-current liabilities	18	88,704	18,787
Intangible assets	14	829,370	700,866	Deferred tax liabilities	19	52,295	1,774
Other financial instruments	12(c)	37,238	11,101	Other financial instruments	12(c)	16,087	2,080

				Non-current liabilities		365,839	317,785

Non-current assets		1,080,216	833,428	Total liabilities		722,430	715,175

				Capital	29(a)	16	15
				Additional paid-in capital	29(b)	578,759	527,239
				Capital reserves	29(d)	20,874	22,041
				Retained earnings	29(c)	-	-
				Cumulative translation adjustment	29(f)	(13,243)	(68,217)
				Equity attributable to the owners of the Company		586,406	481,078
				Non-controlling interests	29(g)	16,672	9,854

				Equity		603,078	490,932

Total assets		1,325,508	1,206,107	Total liabilities and equity		1,325,508	1,206,107

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited Unaudited Condensed Consolidated Statement of Profit or Loss For the three and nine-month periods ended September 30, 2025, and 2024

(In thousands of United States dollars - US$, except earnings per share)

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2025	2024	2025	2024

Net revenue from services	22	86,461	78,055	248,550	216,962

Personnel expenses	23	(35,843)	(29,939)	(98,890)	(77,932)
Deferred consideration		(867)	(3,028)	(2,473)	(8,904)
Amortization of intangible assets	24	(10,504)	(7,454)	(29,664)	(19,901)
General and administrative expenses	25	(11,858)	(12,217)	(35,586)	(32,607)
Other income/(expenses)	26	(339)	(373)	918	(12,589)
Share of equity-accounted (losses) earnings		-	(62)	(225)	(378)
Finance income	27	9,101	5,917	6,622	14,704
Finance expense	27	(11,589)	(20,742)	(35,136)	(45,962)

Net Income before income tax		24,562	10,157	54,116	33,393

Income tax expense	28	(355)	(8,279)	770	(13,128)

Net income for the period		24,207	1,878	54,886	20,265
Attributable to:
Owners of the Company		22,571	466	51,086	16,621
Non-controlling interests	29(g)	1,636	1,412	3,800	3,644

Basic earnings per share	29(e)	0.14048	0.00301	0.32035	0.10912
Diluted earnings per share	29(e)	0.13899	0.00300	0.31761	0.10892

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

 For the three and nine-month periods ended September 30, 2025, and 2024

(In thousands of United States dollars - US$)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2025	2024	2025	2024

Net income for the period	24,207	1,878	54,886	20,265

Other comprehensive income
Items that are or may be reclassified to the statement of profit or loss:
Currency translation adjustments	13,598	8,522	57,305	(6,923)

Total comprehensive income	37,805	10,400	112,191	13,342

Total comprehensive income attributable to:
Owners of the Company	31,978	6,759	106,060	5,108
Non-controlling interests	5,827	3,641	6,131	8,234
	37,805	10,400	112,191	13,342

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Changes in Equity

For the nine-month periods ended September 30, 2025, and 2024

(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance on December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342
Cumulative translation adjustment		-	-	-	-	(11,513)	(11,513)	4,590	(6,923)
Net income for the period		-	-	-	16,621	-	16,621	3,644	20,265
Recognized as part of business combination - Tria		-	-	-	-	-	-	6,604	6,604
Option and NCI derecognized - VBI		-	-	-	(38,823)	-	(38,823)	36,234	(2,589)
Gross obligation under put option - Tria		-	-	-	-	-	-	(17,117)	(17,117)
Dividends declared	29(c)	-	(80,747)	-	(28,629)	-	(109,376)	(6,744)	(116,120)
Share-based incentive plan	29(d)	-	-	3,561	-	-	3,561	-	3,561
Capital issuance	29(b)	-	72,372	-	-	-	72,372	-	72,372
Capital contributions		-	-	-	-	-	-	2,204	2,204
Balance on September 30, 2024		15	492,319	6,521	-	(23,524)	475,331	8,268	483,599

Balance on December 31, 2024		15	527,239	22,041	-	(68,217)	481,078	9,854	490,932
Cumulative translation adjustment	29(f)	-	-	-	-	54,974	54,974	2,331	57,305
Net income for the period		-	-	-	51,086	-	51,086	3,800	54,886
Dividends declared	29(c)	-	(20,135)	-	(51,086)	-	(71,221)	(2,819)	(74,040)
Share-based incentive plan	29(d)	-	-	10,695	-	-	10,695	-	10,695
Shares vested	29(d)	-	-	(234)	-	-	(234)	-	(234)
Bonus share plan	29(d)	-	-	(11,628)	-	-	(11,628)	-	(11,628)
Capital issuance	29(b)	1	71,655	-	-	-	71,656	-	71,656
Capital contribution		-	-	-	-	-	-	3,506	3,506
Balance on September 30, 2025		16	578,759	20,874	-	(13,243)	586,406	16,672	603,078

The accompanying notes are integral parts of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the nine-month periods ended September 30, 2025, and 2024

(In thousands of United States dollars - US$)

		Nine-month period ended September 30,
	Note	2025	2024
Cash flows from operating activities
Net income for the period		54,886	20,265
Adjustments to net income for the period
Depreciation expense	13	4,681	3,779
Amortization expense	14	29,664	19,901
Unrealized (gains)/losses on long-term investments	27	2,775	16,250
Unrealized (gains)/losses on warrant liability	27	1,102	150
Unrealized (gains)/losses energy trading contracts	26	(6,084)	(3,909)
Unrealized (gains)/losses on asset-linked receivable	27	(3,053)	(11,243)
Unrealized (gains)/losses on derivative financial instruments	27	(61)	302
Tria call option	27	560	(791)
Consideration payable adjustments	27	10,907	15,929
Gross obligation adjustments	27	2,841	(450)
Deferred consideration adjustments		2,473	2,125
Interest income on accounts receivable	27	(3)	-
Interest expense on asset-backed payable	27	1,835	-
Interest expense on loans	27	9,280	6,493
Interest expense on lease liabilities	27	1,475	1,004
Loan fees expensed	16	781	-
Deferred income taxes expense	28	(10,686)	1,929
Current income taxes expense	28	9,916	11,199
Share of equity accounted earnings		225	378
Non-cash personnel expenditure		-	446
Share based incentive plan	23	10,695	12,667
Other adjustments to net income		8	438

Changes in operating assets and liabilities
Accounts receivable		90,446	40,245
Projects advances		(4,561)	3,403
Personnel and related taxes		(6,560)	2,458
Carried interest allocation		(1,951)	(4,028)
Payment of taxes		(13,762)	(7,022)
Deferred consideration paid		(3,146)	8,904
Net decrease (increase) in energy trading contract liabilities		(13,234)	(16,161)
Other assets and liabilities		72,686	5,135
Payment of placement agent fees	14	(1,292)	(9,789)
Net cash provided by operating activities		242,843	120,007

Cash flows from investing activities
Increase in short term investments		(15,835)	-
Decrease in short term investments		644	6,587
Increase in long-term investments		(6,789)	(5,082)
Decrease in long-term investments		8,420	-
Deposit into SPAC trust account		(545)	(1,772)
Proceeds from redemptions from the SPAC trust account	21(c)	56,231	141,301
Acquisition of property and equipment		(6,900)	(1,652)
Disposal of property and equipment		4	-
Acquisition of software and computer programs	14	(2,784)	(3,773)
Capital increase in investments in associates		(123)	(278)
Acquisition of contractual rights - Genial		(5,686)	-
Acquisition of contractual rights - Vectis		(4,585)	-
Acquisition of subsidiaries, net of cash acquired	14(d)(i)	(1,078)	(112,164)
Other intangibles assets acquired		(94)	-
Net cash provided by investing activities		20,880	23,167

Cash flows from financing activities
Proceeds from loans	16	226,896	176,000
Repayment of loans	16	(307,766)	(15,000)
Interest paid on loans	16	(9,972)	(358)
Payment of loans fees	16	(920)	(2,235)
Dividends paid to the Company’s shareholders	29(c)	(71,221)	(109,376)
Dividends paid to non-controlling interests in subsidiaries		(2,819)	(5,850)
Capital contributions received from non-controlling interest (NCI) shareholders		3,506	703
Deposits into SPAC trust account - Commitment subject to possible redemption	21(c)	545	1,772
Redemption of SPAC shareholders	21(c)	(56,231)	(141,301)
Settlement of acquisition payables	21(b)	(47,112)	(21,616)
Lease payments	21(a)	(2,890)	(2,270)
Interest paid on lease liabilities	21(a)	(1,475)	(1,004)
Net cash used in financing activities		(269,459)	(120,535)

Foreign exchange variation on cash and cash equivalents in foreign currencies		2,661	(363)

(Decrease)/Increase in cash and cash equivalents		(3,075)	22,276
Cash and cash equivalents at the beginning of the period	6	33,418	16,050
Cash and cash equivalents at the end of the period	6	30,343	38,326
(Decrease)/Increase in cash and cash equivalents		(3,075)	22,276

Non-cash operating. investing and financing activity
Addition and disposal of right of use assets	13	2,700	2,635
Acquisition of contractual rights - Genial		9,068	-
Acquisition of contractual rights - Vectis		17,754	-
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		-	1,501
Company Class A common shares issued		71,655	72,372
Additions to contractual rights – CSHG		-	49,593
Additions to goodwill – CSHG		-	20,745
Additions to contractual rights – GPMS		-	12,195
Additions to non-compete – GPMS		-	4,251
Additions to goodwill – GPMS		-	35,997
Decrease in goodwill – Nexus	14(d)	(1,049)	-
NCI recognized in the business combination with Tria		-	6,604
Increase in goodwill – Tria	14(d)	1,972	17,117
Interest earned on SPAC trust account subject to redemption	21(c)	1,633	5,405
Increase in deferred tax liability and corresponding increase in goodwill	14(d)	58,230	-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007, in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company transferred its headquarters from Bermuda to the Cayman Islands on the same date. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 51.78% of the Company's common shares as of September 30, 2025 (December 31, 2024: 53.40%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing globally. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description

Infrastructure development funds

a private equity approach applied to infrastructure assets. In conjunction with experts from the energy sector, the Group acquired Tria during 2024, a company engaged in energy trading in Brazil, with the aim to grow its infrastructure vertical – refer to note 30.

Co-investment funds	focused on companies from their flagship funds.
Global private market solutions	increase in revenues and assets under management during 2024 with the carve-out acquisition of Aberdeen Plc (“GPMS”) – refer to note 30.
Credit funds	increase in revenues and assets under management through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”).
Real estate funds

increase in revenues and assets under management from 2022 to 2025 with the:

➢ controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”) during 2022;

➢ controlling acquisition of Patria Asset Management (“PAM”) during 2023 in partnership with Bancolombia to expand real estate capabilities into Colombia;

➢ acquisition of Credit Suisse’s Real Estate business (“CSHG”) during 2024 – refer to note 30;

➢ acquisition of Nexus, a real estate business in Colombia, during 2024 – refer to note 30; and

➢ The management right acquisitions in Vectis and Genial on July 1, 2025, and July 15, 2025, respectively (refer to note 14).

Venture capital and growth funds

increase in revenues and assets under management through business combinations:

➢ in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”), and

➢ in 2023 with Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), Medellín (Colombia), Edinburgh (Scotland - United Kingdom), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (United Arab Emirates) and Hong Kong (People’s Republic of China) to cover the investor base of its underlying investment products, in addition to its corporate business and investment office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.

These unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2025, and 2024 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial reporting as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the consolidated financial statements as of December 31, 2024, and 2023, and for the years ended December 31, 2024, 2023 and 2022 (“Consolidated Financial Statements”).

The board of directors approved the unaudited condensed consolidated interim financial statements on December 12, 2025.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

All amounts are rounded the nearest thousand USD, unless otherwise stated.

c.	Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires Management to make estimates that affect the amounts reported in the unaudited condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements and estimates made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Consolidated Financial Statements.

d.	Seasonality

The Group’s results are not subject to seasonal fluctuations.

3	Segment information

The Group operates through a single reportable operating segment. The Group’s executive directors collectively act as the chief operating decision maker allocating resources and assessing performance under the Group's global strategy, which includes integrated product lines. Within its one operating segment, the Group has multiple product lines including global private market solutions, private equity, credit, real estate, infrastructure and public equities.

4	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Consolidated Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2025, but do not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Group Structure

Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

			Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries		Principal Activities			September 30, 2025	December 31, 2024

Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	(c)	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Patria Latin American Opportunity Acquisition Corp.	(f)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(e)	Asset management	BR	BRL	100.00%	100.00%
VBI Administração Fiduciaria e Gestão Ltda	(e)	Administration	BR	BRL	100.00%	100.00%
BREOF Partners Ltda	(e)	Holding company	BR	BRL	0.00%	100.00%
Igah Partners LLC	(g)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(g)	Holding company	KY	USD	42.92%	42.92%
Patria Real Estate Latam S.A.S		Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)		Holding company	BR	BRL	100.00%	100.00%
VBI Asset Management Ltda.		Asset management	BR	BRL	100.00%	100.00%
KMP I Holding		Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)		Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)		Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.		Holding company	MX	MXN	51.00%	100.00%
Patria Investments Argentina S.A.		Holding company	AR	ARS	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)		Asset management	BR	BRL	100.00%	100.00%
Patria Asset Management S.A. (“PAM”)		Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.	(e)	Asset management	BR	BRL	0.00%	100.00%
Move Capital S.A.	(e)	Asset management	BR	BRL	100.00%	100.00%
SH Manco Holding Ltda.	(i)	Holding company	BR	BRL	75.00%	75.00%
Patria Acquisitions Limited		Holding company	UK	GBP	100.00%	100.00%
Patria Energía Participações Ltda.	(a)	Holding company	BR	BRL	100.00%	100.00%
Tria Comercializadora de Energía S.A.	(a)	Energy trading company	BR	BRL	58.82%	66.67%
Sugrat Comercializadora de Energia S.A.	(h)	Energy trading company	BR	BRL	58.82%	66.67%
Pátria Holding Financeira Ltda.	(h)	Holding company	BR	BRL	100.00%	100.00%
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.	(h)	Dormant	BR	BRL	100.00%	100.00%
Patria Europe 1 (GP) Limited	(b)	Investment fund manager	UK	GBP	100.00%	100.00%
Patria Europe 2 Limited	(b)	Holding company	UK	GBP	100.00%	100.00%
Patria Private Equity (Europe) Limited	(b)	Asset management	UK	GBP	100.00%	100.00%
Patria Capital Partners LLP	(b)	Asset management	UK	GBP	100.00%	100.00%
Nexus Capital Partners S.A.S	(d)	Asset management	CO	COP	100.00%	100.00%
Patria Portfolio Investments Limited	(h)	Holding company	KY	USD	100.00%	100.00%
GPMS GP Commitment I GP Limited		Asset management	KY	USD	100.00%	100.00%
PCF General Partner Limited		Asset management	KY	USD	100.00%	100.00%
Patria CIV GP		Asset management	KY	USD	100.00%	100.00%
Patria CIV PE VII GP		Asset management	KY	USD	100.00%	100.00%
Brazilian Private Equity Feeder General Partner III, Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-A (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-B (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI Feeder General Partner II (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II-2 (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PIFACI-B General Partner, Ltd.		Asset management	KY	USD	100.00%	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “HK” Hong Kong

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	On April 2, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda (“Tria”). The business combination is a joint effort between the Group and individuals within the energy sector establishing an energy trading company. The non-controlling shareholders of Tria contributed R$ 20 million (US$ 3.5 million) additional capital on April 1, 2025, diluting the Group’s holding in Tria to 58.82%.

(b)	On April 26, 2024, the Group closed a transaction acquiring a carve-out interest in Aberdeen, a European private equity business. The newly acquired business, together with Patria’s existing global private markets vehicles, formed a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over US$ 8 billion This vertical will further develop Patria’s capabilities to serve clients as a gateway to private markets on a global scale.

(c)	On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring its Real Estate business in Brazil. The business includes seven Real Estate Investment Trusts (“REITS”) with over 960 thousand shareholders which will add additional scale to Patria’s Real Estate business and solidifies Patria’s position as a leading independent manager of REITs in Brazil and Latin America. The management activities of the funds were incorporated into the operations of PILTDA.

(d)	On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 800 million to Patria’s Fee Earning AUM, including over US$ 680 million in Permanent Capital vehicles that will be immediately accretive to Patria’s Fee Related and Distributable Earnings.

(e)	On August 1, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. A breakdown of the consideration paid is summarized under note 21(b)(iii). The gross obligation under put option and non-controlling were derecognized on July 31, 2024 – refer to notes 21(d) and 29(g) respectively. The net effect of the transaction amounted to US$ 2.4 million loss recognized directly in retained earnings for the year ended December 31, 2024.

(f)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.

On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month spent during this extension period, the SPAC sponsor will deposit US$ 0.015 per public share into the trust account (approximately US$ 68 thousand per month). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment, and 12,339,057 shares were redeemed on September 12, 2024.

The extension of June 12, 2024, ended in September 2025, and a further redemption of 4,541,424 public shares was made on September 16, 2025, for a total value of $56 million that depleted the investment in trust account balance (refer note 21(c)).

As of September 30, 2025, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as one of the Group’s investment funds investees. In the event of a business combination, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group.

The PLAO securities were delisted from The Nasdaq Global Market at the opening of business on March 17, 2025. The delisting of securities was due to PLAO not completing a business combination within 36 months from its IPO registration statement as required by IM-5101-2. As of July 10, 2025, the securities are quoted and traded in the market for unlisted securities (“over-the-counter market”).

(g)	Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”. On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% stake in Igah IV for R$ 24.3 million (approximately US$ 4.2 million) that will be paid in cash between the years 2024 and 2028. The group holds 42.92% in the GP with the option to acquire the remaining equity from the non-controlling shareholders (refer to note 21(d)(ii)).

(h)	Newly incorporated subsidiaries without assets, liabilities or operations.

(i)	SH Manco Holding Ltd. was established during 2024 to hold the investment in Uliving Holding S.A., an associate within the VBI group of entities. The Group now holds 75.00% of SH Manco Holding Ltd. which in turn holds 43.19% of Uliving Holding S.A.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6	Cash and cash equivalents

	September 30, 2025	December 31, 2024
Cash at bank and on hand	26,547	30,608
Short-term deposits and shares of mutual funds	3,796	2,810
Cash and cash equivalents	30,343	33,418

7	Client funds on deposit and client funds payable

	September 30, 2025	December 31,2024
Client funds on deposit	11,912	13,288
Other receivables from clients (a)	4,422	5,416
Client funds on deposit and other receivables	16,334	18,704
Client funds payable (a)	16,334	18,704
Client funds payable	16,334	18,704

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, placement, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	September 30, 2025	December 31, 2024
Current (a)	89,139	217,132
Non-current (b) (c)	95,861	16,402
Accounts receivable	185,000	233,534

(a)	Current accounts receivable for December 31, 2024, included US$ 59.7 million in performance fees receivable from Patria Infrastructure Fund III. The amount was received on February 28, 2025.

(b)	Non-current accounts receivable includes US$ 76.8 million for PBPE Fund IV that relates to a postponed collection of management fees. Renegotiation and postponement of this collection commenced in prior periods, and the management fees were recognized as receivable in prior years. The renegotiated and postponed balance of US$ 76.8 million is expected to be recovered during June 2027 subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds. Management has evaluated and concluded that no allowances for uncollectible accounts need to be recorded supported by contracts and commitments of the investors of the funds and that the funds have significant investments to be realized that will generate sufficient cash to settle the outstanding balance with the Group.

On June 25, 2025, and September 29, 2025, the Group sold US$ 65.6 million and US$ 9.4 million, respectively, of the receivable from PBPE Fund IV at a total discounted amount of US$ 66.9 million to a financial institution. The responsibility of collecting the outstanding receivable from PBPE Fund IV remains with the Group and the Group shall pay collections made from PBPE Fund IV over to the financial institution as settlement of the selling price received. The full amount of US$ 75.0 million shall be settled by June 2027, with an earn-out available for early settlement of the outstanding balances.

(c)	In addition to (b) above, non-current accounts receivable as of September 30, 2025, include the Lavoro asset-linked receivable of US$ 15.4 million as disclosed under note 12(b). No interest is charged on the asset-linked receivable as the receivable is accounted for at fair value.

9	Project advances

	September 30, 2025	December 31, 2024
Current	12,799	7,577
Project advances	12,799	7,577

Project advances are comprised of recoverable advances made by the Group for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10	Other assets

	September 30, 2025	December 31, 2024
Advances to employees	1,185	2,604
Advances to suppliers	6,076	3,052
Prepaid expenses (a)	8,752	7,163
Unamortized fund structuring costs (b)	782	394
Other current assets	1,698	1,468
Other current assets	18,493	14,681

Prepaid expenses (a)	140	168
Unamortized fund structuring costs (b)	6,841	3,553
Deposits on lease agreements (c)	2,584	2,247
Other non-current assets	674	618
Other non-current assets	10,239	6,586

(a)	Prepaid expenses are comprised of SPAC life extension costs, IT related services and insurance. These costs will be recognized as an expense in the period the services are received.

(b)	Fund structuring costs represent the cost incurred in the set-up of funds and shall be amortized over the life of the respective funds.

(c)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. No interest is charged on these deposits.

11	Recoverable Taxes

	September 30, 2025	December 31, 2024
Income tax recoverable	6,880	3,706
Other recoverable taxes	991	806
Recoverable Taxes	7,871	4,512

Recoverable taxes mainly consist of income taxes paid in advance to tax authorities in Brazil, the United Kingdom and Chile.

12	Investments

a.	Short-term investments

	September 30, 2025	December 31, 2024
Securities (a)	22,018	4,956
Investments held in trust account (b)	-	54,053
Short-term investments	22,018	59,009

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO of PLAO. These funds are restricted and may only be used for the purposes of completing an initial business combination or the redemption of public shares. The investments held in the trust account are comprised of U.S. government securities that are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). For the nine-month period ended September 16, 2025, 4,541,424 public shares were redeemed for a total value of $56 million that depleted the investment in trust account balance. For the period ended December 31, 2024, 12,339,057 public shares were redeemed for a total value of $141 million (refer to note 21(c)).

b.	Long-term investments

	September 30, 2025	December 31, 2024

KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (a)	22,704	20,525
Lavoro Agro Limited (b)	4,237	11,337
AgroFibra Mexico (c)	3,043	-
Patria Infrastructure Fund V, L.P.	2,630	8,479
Patria Infra Energia Core FIP EM Infraestrutura	1,835	1,309
Patria Infra Crédito FIDC	1,828	547
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	1,764	1,246
Igah Ventures IV (e)	816	819
Other investments (f)	6,392	4,954
Long-term investments	45,249	49,216

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Some investments in securities are expected to be maintained until the investment funds' respective termination date. As of September 30, 2025, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a), (d) and (e)) ranged from 0.00005% to 10.10% (December 31, 2024: 0.00005% to 9.78%). Investments are measured at FVTPL.

(a)	The Group has committed approximately 46% of the capital in KMP Growth Fund II (December 31, 2024: 46%). As of September 30, 2025, KMP Growth Fund II held a direct 10.32% interest in the portfolio company (December 31, 2024: 10.32%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 5.88% interest in portfolio company Conexa, Brazil-based healthcare technology company (December 31, 2024: 5.44%) and an indirect 23.40% interest in the portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2024: 22.35%). Additionally, the fund holds 24.42% (December 31, 2024: 24.42%) in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education and a crowdfunding platform for startups.

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.

Performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agreed that because of the successful completion of the transaction, part of the crystallized performance fee was settled through Lavoro issuing shares to Patria (total amount of US$ 15.5 million). With the issuance of the shares, the investment fund agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of September 30, 2025, the receivable from the investment fund amounts to US$ 15.4 million (December 31, 2024: US$ 12.3 million) for the fund commitment to cover the spread.

(c)	The Group holds 10.10% in AgroFibra as of September 30, 2025. AgroFibra is Mexico's first Real Estate Investment Trust focused on the Mexican agribusiness sector, established mainly to acquire, develop, own and lease a wide variety of assets in the agrifood and related service sectors.

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (46.57% of the net asset value as of September 30, 2025, and 5.62% as of December 31, 2024), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	The Group holds 29.53% (December 31, 2024: 39%) of capital in Igah Ventures IV. The main purpose of the fund is to make venture capital investments, primarily by directly investing in and holding equity and equity-oriented securities of privately held technology-enabled businesses operating primarily in Brazil. On September 30, 2025, the fund held a 7.2% direct interest in Liqi Digital Assets, a blockchain-based asset tokenization startup (early-stage venture capital). Furthermore, the fund invested US$ 0.6 million in convertible notes issued by Spott Tecnologia LTDA. If converted, this note could represent an 8.70% equity stake in the company.

(f)	Other investments include US$ 1.6 million for Nexus. The investments are restricted assets that were not part of the business combination between the Group and Nexus, and the assets will be returned to the previous owners of Nexus on maturity (refer to note 21(b)(xi)).

The following is the breakdown of long-term investments by region:

	September 30, 2025	December 31, 2024
Brazil	35,716	37,449
Mexico	3,043	-
Other	6,490	11,767
Balance	45,249	49,216

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.	Other financial instruments

The fair value of other financial instruments is comprised of options, warrants, energy trading contracts and a swap that is determined in accordance with the following criteria:

•	Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date. The valuation adjustment from options valuations is recognized in finance income/(expense) (refer to note 27).

•	Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value of the warrant liabilities is determined using a Monte Carlo simulation with the impact of the valuation recognized as unrealized loss on warrant liability (refer to note 27).

•	Energy trading contracts – fair value adjustments are based on energy prices as published by BBCE – Balcão Brasileiro De Comercialização De Energia. The fair value adjustments together with realized gains and losses are recognized in other income/(expenses) (refer to note 26).

•	Total return swap – fair value adjustments are based on the movement in PAX share price less the cost incurred on the swap. The fair value adjustments on the swap are recognized in finance income/(expense) (refer to note 27).

Below is the composition of other financial instrument portfolios (assets and liabilities) by type of instrument, fair value and maturity as of September 30, 2025, and December 31, 2024.

Financial instruments	September 30, 2025
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	422,201	81,306	95	24,351	23,883	33,072
Tria call option (a)	28,088	4,166	5	-	-	4,166
Total return swap (b)	22,050	61	-	-	61	-
Total	472,339	85,533	100	24,351	23,944	37,238
Liabilities
Warrants - SPAC	132,250	7,245	12	7,245	-	-
Energy trading contracts	298,398	52,379	88	18,107	18,185	16,087
Total	430,648	59,624	100	25,352	18,185	16,087

Financial instruments	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	90,386	25,169	88	8,354	9,292	7,523
Tria call option (a)	24,125	3,578	12	-	-	3,578
Total	114,511	28,747	100	8,354	9,292	11,101

Liabilities
Warrants – SPAC	132,250	6,143	26	-	6,143	-
Energy trading contracts	82,704	17,686	74	7,699	7,907	2,080
Total	214,954	23,829	100	7,699	14,050	2,080

(a)	Tria call option formed part of the share purchase agreement entered into on April 2, 2024, and provides the Group with the option to buy the remaining 41.18% equity in Tria from non-controlling shareholders.

(b)	During September 2025, the Group entered a total return swap with a financial institution, which under the terms of the swap, purchased 1.5 million PAX shares on the Group’s behalf. The swap allows the Group to receive dividends on the shares and provides exposure to the movement in the share price. A fixed cost is paid to the financial institution for holding the shares until maturity of the swap.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13	Property and equipment

Changes in cost
	Nine-month period ended September 30, 2025
	Opening balance	Additions	Disposals/Re-measurements	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,337	248	-	-	180	2,765
Building improvements	11,778	3,050	-	-	984	15,812
Work-in-progress	1,581	3,201	-	-	299	5,081
Office equipment	6,302	402	(17)	-	647	7,334
Right-of-use assets (a)	29,243	2,700	(187)	-	2,083	33,839

Total - Cost of fixed assets	51,241	9,601	(204)	-	4,193	64,831

Changes in accumulated depreciation
		Nine-month period ended September 30, 2025
	Opening balance	Additions	Disposals/Re-measurements	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,249)	(121)	-	-	(113)	(1,483)
(-) Building improvements	(5,105)	(878)	-	-	(493)	(6,476)
(-) Office equipment	(4,061)	(605)	5	-	(445)	(5,106)
(-) Right-of-use assets (a)	(8,204)	(3,077)	915	-	(664)	(11,030)

Total - Accumulated depreciation	(18,619)	(4,681)	920	-	(1,715)	(24,095)
Property and equipment, net	32,622	4,920	716	-	2,478	40,736

Changes in cost

	Nine-month period ended September 30, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Business combinations	Closing balance

Furniture and fixtures	1,868	221	-	300	(107)	-	2,282
Building improvements	11,280	973	(355)	1,321	(634)	-	12,585
Work-in-progress	5,379	-	-	(4,552)	(188)	-	639
Office equipment	5,983	458	-	650	(423)	22	6,690
Right-of-use assets (a)	20,329	2,635	-	2,281	(884)	-	24,361

Total - Cost of fixed assets	44,839	4,287	(355)	-	(2,236)	22	46,557

Changes in accumulated depreciation

	Nine-month period ended September 30, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Business combinations	Closing balance

(-) Furniture and fixtures	(1,334)	(111)	-	-	83	-	(1,362)
(-) Building improvements	(5,490)	(675)	355	-	402	-	(5,408)
(-) Office equipment	(3,985)	(580)	-	-	295	-	(4,270)
(-) Right-of-use assets (a)	(5,845)	(2,413)	-	-	227	-	(8,031)

Total - Accumulated depreciation	(16,654)	(3,779)	355	-	1,007	-	(19,071)
Property and equipment, net	28,185	508	-	-	(1,229)	22	27,486

(*) CTA – Cumulative translation adjustment

As of September 30, 2025, and December 31, 2025, there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	The following is a breakdown of the total property and equipment assets by region:

	September 30, 2025	December 31, 2024

Brazil	11,060	8,726
Cayman Islands	7,228	5,331
Chile	5,553	5,888
Colombia	2,704	2,595
United Kingdom	11,254	6,654
United States of America	2,748	3,166
Other	189	262
Balance	40,736	32,622

Property and equipment are allocated based on where the assets are located, and include leasehold improvements, and right-of-use assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs

	Nine-month period ended September 30, 2025
	Opening		Business		Closing
	balance	Additions	Combinations	CTA(*)	Balance

Placement agents (a)	53,400	1,292	-	2,926	57,618
Contractual rights (b)	281,119	37,094	-	24,121	342,334
Non-contractual customer relationships (c)	110,782	-	-	10,064	120,846
Software	8,453	2,784	-	573	11,810
Brands (c)	17,998	-	-	1,040	19,038
Goodwill (d)	355,958	-	60,231	18,377	434,566
Non-compete – GPMS & Nexus	5,480	-	-	425	5,905
Other	-	94	-	7	101
Total - Cost of intangible assets	833,190	41,264	60,231	57,533	992,218

Changes in accumulated amortization

	Nine-month period ended September 30, 2025
	Opening		Business		Closing
	balance	Additions	combinations	CTA(*)	Balance

(-) Placement agents (a)	(33,419)	(2,032)	-	(536)	(35,987)
(-) Contractual rights (b)	(48,516)	(11,745)	-	2,073	(58,188)
(-) Non-contractual customer relationships (c)	(35,957)	(10,402)	-	(1,717)	(48,076)
(-) Software	(3,412)	(1,386)	-	(300)	(5,098)
(-) Brands (c)	(9,815)	(2,754)	-	(255)	(12,824)
(-) Non-compete – GPMS & Nexus	(1,205)	(1,344)	-	(125)	(2,674)
(-) Other	-	(1)	-	-	(1)
Total - Accumulated amortization	(132,324)	(29,664)	-	(860)	(162,848)

Intangible assets, net	700,866	11,600	60,231	56,673	829,370

Changes in costs

	Nine-month period ended September 30, 2024
	Opening		Business		Closing
	balance	Additions	Combinations	CTA(*)	Balance

Placement agents (a)	46,041	9,789	-	(1,255)	54,575
Contractual rights (b)	88,092	-	201,636	(2,466)	287,262
Non-contractual customer relationships (c)	120,795	-	-	(119)	120,676
Software	4,564	3,773	-	(353)	7,984
Brands (c)	19,824	-	-	(403)	19,421
Goodwill (d)	311,174	-	73,823	(4,802)	380,195
Non-compete – GPMS & Nexus	-	-	5,470	258	5,728
Total - Cost of intangible assets	590,490	13,562	280,929	(9,140)	875,841

Changes in accumulated amortization

	Nine-month period ended September 30, 2024

	Opening		Business		Closing
	balance	Additions	combinations	CTA(*)	Balance

(-) Placement agents (a)	(31,244)	(1,976)	-	267	(32,953)
(-) Contractual rights (b)	(39,694)	(4,304)	-	30	(43,969)
(-) Non-contractual customer relationships (c)	(23,238)	(9,984)	-	(2,505)	(35,726)
(-) Software	(2,374)	(1,083)	-	161	(3,296)
(-) Brands (c)	(6,928)	(2,554)	-	(17)	(9,499)

Total - Accumulated amortization	(103,478)	(19,901)	-	(2,064)	(125,443)

Intangible assets, net	487,012	(6,339)	280,929	(11,204)	750,398

(*) CTA – Cumulative translation adjustment

As of September 30, 2025, and December 31, 2024, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized for investment placement agent agreements entered into during the fundraising stage. These assets are amortized over the estimated duration of the respective investment funds. In the event of early liquidation of an investment fund, the amortization period is also amended.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The remaining balance, as of September 30, 2025, is expected to be amortized as depicted below:

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034-2048	Total
Placement agent fees	708	2,347	2,217	2,200	2,195	2,195	2,181	1,947	1,024	4,617	21,631

The remaining balance, as of December 31, 2024, is expected to be amortized as depicted below:

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034-2048	Total
Placement agent fees	2,682	1,901	1,901	1,886	1,882	1,882	1,867	1,644	844	3,492	19,981

(b)	contractual rights relate to the management of investment funds that were recognized from:

(i)	the asset acquisition transactions of Vectis and Genial completed on July 1, 2025, and July 15, 2025, respectively.

(ii)	business combinations with GPMS, CSHG and Nexus completed during December 31, 2024 - refer to note 30;

(iii)	the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ended December 31, 2023; and

(iv)	the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015, from Promon International Inc.

Intangible asset	Amortization period – in years
	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus	Genial	Vectis
Contractual rights	8-12	3-20	19	17	22	6-26	31-33	17	23	21-23

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period – in years
	Moneda	VBI	Igah	Kamaroopin
Non-contractual customer relationships	9	29	3	5
Brands	5	8	-	8

(d)	The following goodwill adjustments took place for the nine-month period ended September 30, 2025:

i.	GPMS

Goodwill to the value of US$ 1,078 was recognized for the nine-month period ended September 30, 2025, attributable to a purchase price adjustment for the carve-out acquisition of Aberdeen.

ii.	Nexus

Goodwill acquired through the business combination with Nexus decreased by US$ 1,049 attributable to an adjustment in the contingent consideration payable.

iii.	Tria

Goodwill acquired through the business combination with Tria increased by US$ 1,972 attributable to adjustments made to the call and put options included in the acquisition of Tria.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iv.	Deferred tax liability on fair value adjustments

A deferred tax liability was raised with a corresponding increase in goodwill for the fair value adjustments made to intangible assets acquired through business combinations (refer to note 19). The goodwill was adjusted for the business combinations below:

Business combination	Goodwill adjustment

Moneda	18,957
VBI	2,516
Kamaroopin	1,266
Patria Asset Management	10,819
GPMS	20,793
Nexus	3,879
Balance	58,230

Tax impacts of goodwill recognized:

(i)	Goodwill recognized for Moneda; Igah; Hanuman; Patria Asset Management; GPMS and Nexus are not deductible for tax purposes given the jurisdiction and/or specific tax regulations applicable to the acquiring companies for the transactions.

(ii)	Goodwill arising from the acquisition of CSHG’s Real Estate business is not tax-deductible in Brazil, as the transaction did not involve the acquisition of a legal entity, as required by the local legislation. The acquisition was merged into PILTDA.

(iii)	Goodwill arising from the acquisition of Tria is not deductible for tax purposes under Brazilian legislation as the goodwill is held by a non-operational holding company. To utilize the goodwill for tax purposes, 100% ownership in Tria is required, along with a corporate restructuring, such as a reverse merger with the operating company. However, due to Tria's status as a regulated energy trading company, such restructuring may be subject to regulatory constraints making the utilization of goodwill for tax purposes not feasible.

(iv)	Goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is the absorption of the invested entity's assets due to a merger, split, and/or incorporation. Upon restructuring, the deferred tax will be recognized in line with the Brazilian tax laws and regulations.

Impairment considerations:

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. The recoverable amounts of acquired entities are based on value-in-use. Key assumptions to determine the value-in-use include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

No impairment losses on goodwill have been recognized in the prior year based on the value-in-use as recoverable amount. The annual test for 2025 will be performed as part of the year-end process with no indication of impairment identified to date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The table below reflects the composition of goodwill by acquisition as of September 30, 2025, and December 31, 2024, (including the effects of CTA):

	September 30, 2025	December 31, 2024

Moneda	250,374	231,142
VBI	23,362	14,967
Igah	21,006	21,006
Kamaroopin	15,658	13,469
Patria Asset Management	25,353	12,511
GPMS	56,845	30,691
Tria	8,239	5,382
CSHG	20,092	17,257
Nexus	13,637	9,533
Balance	434,566	355,958

(e)	The following is the breakdown of intangible assets by region:

	September 30, 2025	December 31, 2024

Brazil*	268,872	190,695
Cayman Islands	206,418	213,489
Chile **	113,964	101,369
Colombia***	78,460	60,062
United States of America	9,923	9,375
United Kingdom****	151,733	125,876
Balance	829,370	700,866

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, the Group considers that the location of the intangibles is best reflected by the manager’s location of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI; Kamaroopin; Tria and CSHG.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

*** Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of PAM and Nexus.

**** Goodwill and fair value adjustments to assets and liabilities allocated to the United Kingdom includes the impact from the carve-out acquisition of GPMS.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

15	Personnel and related taxes payable

	September 30, 2025	December 31, 2024
Personnel and related taxes	6,426	5,616
Accrued vacation and related charges	5,479	3,452
Employee profit sharing (a)	25,758	28,201
Personnel and related taxes payable - current liabilities (b)	37,663	37,269

Strategic bonus	1,396	787
Personnel - non-current liabilities (b)	1,396	787

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the unaudited condensed consolidated statement of profit or loss. The balance on December 31, 2024, of US$ 28,201 was fully settled by February 28, 2025.

(b)	Deferred consideration payable to key employees of acquired business are disclosed as consideration payable on acquisition – refer to note 21(b) and not included under note 15 above.

16	Loans

The Group has entered into several credit agreements with leading financial institutions. All the following agreements were made with Patria Finance Ltd. (PFL) as the counterparty and the Company as guarantor.

On December 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$ 100 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and had a maturity date of April 22, 2025. Upon maturity, the Group settled an outstanding amount of US$ 75 million. The facility was renewed for a further three years at an annual interest rate of SOFR plus 2.5%. Total drawdowns of US$ 157.5 million were made on the renewed credit facility with total repayments of US$ 128.3 million. The balance of US$ 29.2 million is outstanding on September 30, 2025.

On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11 million (a total of GBP 22 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of June 30, 2026. The Group has not drawn down on either SBLC as of September 30, 2025.

On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$ 38 million (a total of US$ 76 million). Both term loans charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Group drew down US$ 76 million, which remains payable on September 30, 2025.

On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$ 25 million. The credit facility charges interest at SOFR plus 2.5% on an annual basis and had a maturity date of March 8, 2025. During the period January 1, 2024, to December 31, 2024, the Group drew down a total of US$ 25 million. The facility was fully settled on the maturity date with no liability outstanding on September 30, 2025.

On August 21, 2023, Moneda Asset Management (MAM) entered into a working capital facility with Banco de Chile for CLP 5 billion (US$ 5.2 million). The credit facility charges interest at Tasa Bancária Nominal + 3.60%, per annum and matured on September 28, 2025. The facility was renewed on October 27, 2025, expiring on September 27, 2026, with no drawdowns made on the available amount.

On December 6, 2024, the Group entered into a revolving credit facility with Mizuho Bank for the value of US$ 50 million. The facility carries interest at SOFR + 2.25% per annum with December 03, 2025, as maturity date. Total drawdowns of US$ 96.0 million were made on the credit facility with total repayments of US$ 56.4 million. The balance of US$ 39.6 million is outstanding on September 30, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The table below presents the movement in loans for the periods ended September 30, 2025, and December 31, 2024:

	September 30, 2025	December 31, 2024

Opening balance at beginning of the reporting period	227,971	-
Credit facilities incurred	226,896	261,000
Credit facilities acquired through business combination with Nexus	-	95
Credit facilities repaid	(307,766)	(35,000)
Debit issuance costs incurred	(920)	(3,636)
Debit issuance costs amortization	781	2,004
Interest expense accrued	9,280	10,020
Interest repaid	(9,972)	(6,502)
Currency translation adjustment	39	(10)
Closing balance at the end of the reporting period	146,309	227,971

Current	41,366	78,518
Non-current	104,943	149,453

Loans are initially measured at fair value less transaction costs and subsequently measured at amortized cost.

Covenants

According to the terms of the credit agreements, the Group is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt ¹ to Fee Related Earnings (“FRE”) ² not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) ³ of $ 20,000 million.

¹ Total debt is comprised of all loan facilities from banks.

² FRE is a performance measure used to assess the Group’s ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, and other ancillary fees, net of rebates and related taxes, less personnel and administrative expenses, adjusted for brand amortization, and amortization of placement agents fees, excluding the impacts of equity-based compensation, carried interest allocation, deferred and contingent consideration, transaction costs, and non-recurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.

³ AUM refers to the total capital funds managed by the Group plus the investments directly made by others in the invested companies when offered by the Group as co-investments. In general, the Group’s AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) unfunded capital, which is the difference between committed and called capital. The Net asset value (“NAV”), equals total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.

As of September 30, 2025, and December 31, 2024, the Group was compliant with the stipulated financial covenants as stated above.

Non-financial covenants are monitored by the Group on a regular basis with no non-compliance reported to date.

17	Taxes payable

	September 30, 2025	December 31, 2024
Taxes on revenues	1,100	2,347
Income taxes	4,543	3,642
Other taxes payable	579	451
Taxes payable	6,222	6,440

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18	Other liabilities

	September 30, 2025	December 31, 2024
Suppliers	48,909	41,788
Lease liabilities (a)	4,599	3,721
Dividends payable (b)	1,150	1,302
Unearned revenue (c)	29,810	-
Other current liabilities	-	9
Other current liabilities	84,468	46,820

Lease liabilities (a)	20,327	18,717
Asset-backed payable (d)	68,064	-
Other non-current liabilities	313	70
Other non-current liabilities	88,704	18,787

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Bogotá, Edinburgh, Grand Cayman, London, Medellín, Montevideo, New York, Santiago and São Paulo as disclosed in note 21(a).

(b)	US$ 1.1 million dividends payable were declared to the previous non-controlling shareholders of VBI, however remained payable. The amount is expected to be settled during the 2025 financial year.

(c)	Unearned revenue represents cash received in advance for management fees. The services will be provided during the fourth quarter of 2025 with management fees to be recognized in the unaudited condensed consolidated statement of profit or loss then.

(d)	The Group entered into an agreement with a financial institution selling US$ 75 million accounts receivable from PBPE Fund IV at a discounted amount of US$ 66.9 million (refer to note 8(b)) and incurred a debt structuring fee of US$ 0.7 million. The selling price of US$ 66.9 million is accounted for at amortized cost and discounted at an effective interest rate of 6.08% per annum with the debt structuring fee expensed when incurred. The liability is to be settled by June 2027.

19	Deferred taxes

Temporary differences	December 31, 2023	(Charged)/credited		September 30, 2024	December 31, 2024	(Charged)/credited			September 30, 2025
		to profit or loss	directly to equity / CTA			to profit or loss	directly to equity / CTA	to goodwill (e)

Derivative options (a)	10,643	(9,304)	(1,339)	-	-	-	-	-	-
Employee profit sharing provision and other personnel accruals (b)	3,249	640	(235)	3,654	6,756	(1,392)	1,242	-	6,606
Intangible assets from business combinations (d)	1,818	114	(206)	1,726	1,777	13,608	(104)	(58,230)	(42,949)
Deferred consideration from business combinations	-	456	-	456	650	855	53	-	1,558
Contingent consideration payable	639	(544)	(95)	-	4,818	-	791	-	5,609
Business combination - Price adjustments	0	4,748	(85)	4,663	-	-	-		-
Tax losses (c)	26	5,101	54	5,181	1,946	(162)	257	-	2,041
Tax on Accrual for expenses	15	24	(4)	35	581	(154)	134	-	561
Tax depreciation of fixed assets	(305)	59	9	(237)	(272)	(58)	-	-	(330)
Deferred tax on performance fees - IFRS 15	(625)	362	37	(226)	(52)	-	(4)	-	(56)
Gain from bargain purchase	(107)	23	4	(80)	(64)	16	-	-	(48)
Fair value adjustment	(53)	(3,613)	(222)	(3,888)	(2,251)	(2,122)	(418)	-	(4,791)
Impact of IFRS 16	174	7	(25)	156	166	139	58	-	363
Other	(2)	(2)	6	2	(5)	(44)	4	-	(45)

Net deferred tax balance	15,472	(1,929)	(2,101)	11,442	14,050	10,686	2,013	(58,230)	(31,481)
Deferred tax assets	15,472			13,908	15,824				18,420
Deferred tax liabilities	-			(2,466)	(1,774)				(49,901)

(a)	The temporary difference on derivative options arose from unrealized losses on the VBI put option. The Group exercised its option to acquire the remaining 50% of shares from VBI’s non-controlling interest on August 01, 2024, that resulted in the derecognition of the put option and related deferred tax asset.

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

(c)	The deferred tax assets are recognized on assessed losses relating to PILTDA, Moneda and Tria. Based on recent financial forecasts, sufficient future taxable income will be available to utilize these assessed losses.

(d)	A deferred tax liability was recognized on fair value adjustments made to intangible assets acquired through business combinations. The recognition of the deferred tax liability resulted in a corresponding increase in goodwill (refer to note 14).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

20	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated interim financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded relating to any of the matters below.

Tax Matters

(a)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision regarding this administrative proceeding. As of September 30, 2025, the estimated value involved in this proceeding was US$ 6.9 million (December 31, 2024: US$ 5.5 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

(b)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax claim against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. The Group filed a defense that was ruled unfounded on November 4, 2025. The Group will submit an appeal regarding the ruling. As of September 30, 2025, the estimated amount involved in this proceeding was US$ 2.6 million (December 31, 2024: US$ 2.1 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

(c)	On April 02, 2025, Platam Investments Brazil Ltda. (“PLATAM”) received a Notice of Infraction questioning non-payment of ISS. The aggregated amount involved in this proceeding on September 30, 2025, was approximately US$ 1.5 million (December 31, 2024: US$ 1.0 million). The infraction period covers fiscal years 2022 and 2023. With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

Other tax related matters:

In 2024, the Brazilian Federal Revenue Services issued an infraction notice against the administrator of an investment fund managed by the Group’s subsidiary Pátria Investimentos Ltda. According to the Brazilian Federal Revenue Service, the investment structure did not meet the requirements set forth in Law No. 11.312 of September 27, 2006. Since Pátria Investimentos Ltda. was the manager of the fund administered by a third-party company, the Brazilian Federal Revenue Service indicated that Pátria Investimentos Ltda. would be jointly liable, under the terms of Article 124, I, of the National Tax Code. To date, no final decision has been made in the administrative proceeding. The Group notes that the infraction notice does not claim any amounts directly from Pátria Investimentos Ltda., but rather from the administrator of the fund managed by Pátria Investimentos Ltda., which is legally responsible for the withholding income tax liabilities eventually arising from the remittance of income to non-resident investors. The proceeding is under seal. Based on the advice from the Group’s external counsel, management assessed the risk of loss in this proceeding as remote, and no provision has been recorded.

Civil Matters

As of September 30, 2025, The Group is party to three legal proceedings of a civil nature: (i) one collection lawsuits filed by third parties seeking our joint liability for the acts of certain of the Group’s service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by the Group.

The aggregate estimated amount in connection with these proceedings is approximately US$ 99.4 million (December 31, 2024: US$ 73.1 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

Labor Matters

As of September 30, 2025, the Group is party to one labor-related proceeding to an amount of US$ 0.1 million (December 31, 2024: US$ 0.2 million). With input from the Group’s external counsel, management assessed the risk of loss in this proceeding as possible, and no provision has been recorded.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee relate to the leasing of its office spaces located in Bogotá, Edinburgh, Grand Cayman, London, Medellín, Montevideo, New York, Santiago and São Paulo.

The unaudited condensed consolidated statements disclose the following amounts relating to leases:

Amounts recognized in the unaudited condensed consolidated statement of financial position

	September 30, 2025	December 31, 2024
Right-of-use assets	33,839	29,243
(-) Depreciation of right-of-use assets	(11,030)	(8,204)
Right-of-use assets	22,809	21,039

Lease liabilities (other current liabilities)	4,599	3,721
Lease liabilities (other non-current liabilities)	20,327	18,717
Lease liabilities	24,926	22,438

Amounts recognized in the unaudited condensed consolidated statement of profit or loss

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Depreciation of right-of-use assets	(1,176)	(828)	(3,077)	(2,413)
Interest on lease liabilities	(621)	(317)	(1,475)	(1,004)

Amounts recognized in the unaudited consolidated statement of cash flows

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Interest on lease liabilities	(621)	(317)	(1,475)	(1,004)
Principal paid	(994)	(809)	(2,890)	(2,270)

The following lease movement took place during the nine-month period ended September 30, 2025:

i.	On January 06, 2025, Patria Private Equity (Europe) Limited, as lessee, entered into a lease agreement with Abrdn UK Real Estate Funds ICVC for its investment offices in Edinburgh, Scotland – United Kingdom. The lease is for a period of ten years.

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with related parties.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions.

	September 30, 2025	December 31, 2024
Consideration payable on acquisition – GPMS (i)	28,795	20,268
Consideration payable on acquisition – Genial (ii)	9,476	-
Consideration payable on acquisition – Bancolombia	6,261	5,279
Consideration payable on acquisition – Vectis (iii)	6,065	-
Consideration payable on acquisition – Igah IV (iv)	1,270	460
Consideration payable post acquisition – VBI (v)	40,331	32,327
Consideration payable post acquisition – VBI (vi)	1,567	1,455
Contingent consideration payable on acquisition – Kamaroopin	8,507	7,214
Contingent consideration payable on acquisition – Nexus (vii)	3,764	-
Deferred consideration payable - GPMS (ix)	6,596	6,120
Deferred consideration payable - CSHG (viii)	2,756	116
Deferred consideration payable - Moneda (x)	-	28,747
Current liabilities	115,388	101,986

Consideration payable on acquisition – Bancolombia	22,197	19,982
Consideration payable on acquisition – Vectis (iii)	12,130
Consideration payable on acquisition – GPMS (i)	-	24,299
Consideration payable on acquisition – Igah IV (iv)	1,511	2,071
Consideration payable post acquisition – VBI (v)	-	31,934
Consideration payable post acquisition – VBI (vi)	-	1,394
Contingent consideration payable on acquisition – GPMS (i)	29,464	25,329
Contingent consideration payable on acquisition – Nexus (vii)	2,299	6,085
Deferred consideration payable – CSHG (viii)	2,062	1,797
Deferred consideration payable - GPMS	-	6,120
Other consideration payable – Nexus (xi)	2,227	2,227
Non-current liabilities	71,890	121,238

i.	The consideration and contingent consideration payable relate to the carve-out acquisition in Aberdeen Inc. during 2024 (refer to note 30).

➢	The current consideration payable will be settled in April 2026.

➢	The settlement of the contingent consideration payable will take place between thirty-four and thirty-six months after the closing date and the amount to be paid depends on GPMS achieving the revenue targets set.

ii.	On July 15, 2025, the Group acquired the fund management rights of Genial Gestão and Plural Gestão de Recursos for R$ 82 million (US$ 15.4 million). R$ 31.6 million (US$ 5.9 million) was paid in cash at acquisition with the remaining balance payable in two equal installments on January 31, 2026, and June 30, 2026 (CDI adjusted).

iii.	On July 1, 2025, the Group acquired Vectis Gestão de Recursos for R$ 100 million (US$ 18.8 million) which was incorporated into Patria VBI Securities Ltda. Approximately 20% of the acquisition price was paid on July 1, 2025, with the outstanding balance to be settled within the next thirty-six months (CDI adjusted).

iv.	On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% investment in Igah IV for R$ 24.3 million (US$ 4.6 million) that will be paid in cash between the years 2024 and 2028 (CDI adjusted). The Group settled R$ 4.1 million (US$ 0.8 million) during December 2024 and R$ 2.9 million (US$ 0.5 million) on January 31, 2025.

The remaining purchase price (CDI adjusted) will be settled in cash as follows:

➢	R$ 6.7 million (US$ 1.3 million) on February 28, 2026

➢	R$ 6.7 million (US$ 1.3 million) on February 28, 2027

➢	R$ 3.9 million (US$ 0.7 million) on February 28, 2028

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

v.	On August 01, 2024 (closing date), the Group exercised its option to acquire the remaining 50% interest in VBI from non-controlling interest. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI.

The consideration of R$ 404.5 million (US$ 74.1 million as of September 30, 2025) for the 50% common shares of VBI will be settled through cash (R$ 229.2 million or US$ 42.0 million) and the issue of Class A common shares of the Company (R$ 175.3 million or US$ 32.1 million).

The cash consideration will be settled as follows:

➢	R$ 22.2 million (US$ 4.2 million) on closing date (amount was paid on August 01, 2024);

➢	R$ 98.4 million (US$ 18.5 million) twelve months after closing date (amount was paid on August 13, 2025); and

➢	R$ 108.6 million (US$ 20.4 million) twenty-four months after the closing date.

The equity consideration of R$ 175.3 million (US$ 32.1 million) will be settled in two equal tranches during January 2025 and January 2026. On January 17, 2025, the Group issued 1,246,846 Class A common shares of the company (US$ 14.7 million) settling the first tranche.

The preferred stock of R$ 38.7 million (US$ 7.1 million) will be settled in cash over the next two years. The first payment of R$ 3.8 million (US$ 0.7 million) was made on August 01, 2024, with a second payment of R$ 4.2 million (US$ 0.8 million) on July 31, 2025.

vi.	The acquisition of CSHG in 2024 triggered a R$ 50 million (US$ 9.2 million as of September 30, 2025) price adjustment to the consideration paid for the acquisition of VBI. R$ 25 million (US$ 4.9 million) was paid on April 01, 2024, issuing 337,992 Class A common shares of the Company. The remaining amount of R$ 28.4 million or US$ 5.2 million (R$ 25 million Brazilian Interbank Deposit Rate (“CDI”) adjusted) became due and payable on the finalization of CSHG funds transfer of which R$ 8.3 million (US$ 1.5 million) was settled in cash on August 01, 2024, and R$ 9.5 million (US$ 1.8 million) on August 13, 2025. R$ 10.6 million (US$ 2.0 million) remains outstanding and will be settled in cash on August 01, 2026.

vii.	The business combination with Nexus includes a contingent consideration recognized at a fair value of US$ 6.1 million. The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees.

viii.	The deferred consideration payable is a retention bonus for employees of CSHG and will be settled in the Company’s Class A common shares subject to a vesting period of one to four years.

ix.	The deferred consideration payable for GPMS relates to commission agreements in place with key management and employees of Aberdeen Inc. who were transferred to GPMS during the carve-out acquisition on April 26, 2024. The consideration payable shall be settled in full by February 2026.

x.	On January 31, 2025, the Group settled the deferred consideration payable to Moneda partners with the issuance of 2,423,546 Class A common shares of the Company.

xi.	Certain long-term investments remained in Nexus during the business combination with the Group. The Group acquired these long-term investments together with a liability to return the funds to the previous owners of Nexus as the investments mature (refer to note 12(b)).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The total cash settlements that took place for the nine-month period ended September 30, 2025, and 2024, are as follows:

	September 30, 2025	September 30, 2024
Deferred consideration payable - GPMS	3,146	-
Consideration payable on acquisition – Igah IV	493	-
Consideration payable on acquisition – GPMS	20,067	-
Consideration payable post acquisition – VBI preference shares	2,307	-
Consideration payable post acquisition – VBI option exercised	20,342	4,568
Consideration payable post acquisition – CSHG triggered	757	2,749
Consideration payable on acquisition – Bari & Move	-	3,165
Consideration payable on acquisition – Kamaroopin	-	1,016
Contingent consideration payable on acquisition – VBI	-	10,118
	47,112	21,616

c.	SPAC commitment subject to possible redemption

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash upon the completion of PLAO’s initial business combination. With the 15-month extension approved on June 12, 2024, the holders of shares redeemed 12,339,057 shares with the remaining 4,541,424 share redeemed on September 16, 2025 (refer note 5 (f) and note 12(a)).

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of September 30, 2025, was US$ 0 (December 31, 2024: US$ 54,053). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the condensed consolidated statement of profit or loss (refer to note 12(c) and note 27).

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares to subsequently accrete the SPAC’s Class A Ordinary Shares to redemption value. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$16.8 million in other offering costs which were expensed ($6.2 million and $10.3 million for the years ending December 31, 2023, and 2022, respectively, with no expense in 2024 and 2025).

The SPAC is subject to laws and regulations enacted by national, regional and local governments. It is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and have no impact on the Group’s consolidated statement of cash flows during the period which will be settled upon any redemptions:

Commitment subject to possible redemption
Balance on December 31, 2023	187,356
Interest earned on trust account	5,405
Deposits	1,772
Redemptions	(141,301)
Balance on September 30, 2024	53,232

Balance on December 31, 2024	54,053
Interest earned on trust account	1,633
Deposits	545
Redemptions	(56,231)
Balance on September 30, 2025	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Gross obligation under put option

i.	VBI – Option arrangements

The business combination concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders of VBI. The Group exercised its call option on August 01, 2024, that resulted in the derecognition of the gross obligation under put option.

ii.	Igah GP IV – Option arrangements

The business combination with Igah GP IV concluded on November 30, 2022, included Igah Option arrangements with the selling shareholders of Igah GP IV.

The Group increased its stake in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call option was extended to take place between November 2025 and November 2027.

iii.	Tria – Option arrangements

The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being (i) December 31, 2029; (ii) December 31, 2030; or (iii) December 31, 2031, the "Base Date" and each April 1st up to 30th of the years between 2029, 2030 or 2031 the "Option Window". If the Tria put options are not exercised during the option window, the Group may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.

Movements during the period on the Group’s gross obligation under the VBI, Igah and Tria put options are detailed below.

	Notes	VBI	Igah IV	Tria	Total
Balance on December 31, 2024		-	2,503	15,755	18,258
Cumulative translation adjustment		-	(795)	3,138	2,343
Transfers		-	(737)	-	(737)
Additions		257	-	2,159	2,416
Gross obligation adjustments	27(b)	(257)	1,278	1,820	2,841
Balance on September 30, 2025		-	2,249	22,872	25,121

Balance on December 31, 2023		81,588	11,338	-	92,926
Cumulative translation adjustment		(10,782)	(395)	(1,258)	(12,435)
Gross obligation recognized / (derecognized)		(69.834)	-	17,117	(52,717)
Gross obligation adjustments	27(b)	(972)	522	-	(450)
Balance on September 30, 2024		-	11,465	15,859	27,324

22	Net revenue from services

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Net revenue from management fees	83,618	76,291	238,115	209,470
Net revenue from incentive fees	171	218	2,726	1,489
Net revenue from performance fees	-	-	767	-
Net fund fees	83,789	76,509	241,608	210,959

Net revenue from advisory and other ancillary fees	2,672	1,546	6,942	6,003
Net revenue from services	86,461	78,055	248,550	216,962

The following is a breakdown of net revenue by region (a):
Brazil	16,578	15,546	45,317	41,962
Cayman Islands	35,558	32,657	103,379	102,453
Chile	9,206	11,890	25,945	36,730
Colombia	5,042	4,026	13,372	10,164
United Kingdom	18,455	12,185	55,507	21,322
United States of America	727	954	2,485	2,355
Uruguay	895	797	2,545	1,976
Net revenue from services	86,461	78,055	248,550	216,962

(a)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the periods presented.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

23	Personnel expenses and carried interest allocation

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024

Salaries and wages	(13,976)	(12,964)	(41,820)	(34,603)
Rewards and bonuses	(10,772)	(5,248)	(24,826)	(16,689)
Restructuring costs – personnel	(2,913)	(458)	(7,018)	(1,636)
Share based incentive plan (refer to note 29(d))	(3,256)	(6,530)	(10,695)	(12,667)
Social security contributions and payroll taxes	(2,230)	(2,250)	(6,542)	(5,558)
Strategic Bonus	(206)	(225)	(607)	(627)
Other short-term benefits	(2,490)	(2,264)	(7,382)	(6,152)
Personnel expenses	(35,843)	(29,939)	(98,890)	(77,932)

Carried interest allocation (a)	-	-	-	-

(a)	Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. The Group settled US$ 18.7 million in carried interest payable on June 4, 2025, issuing 1,377,266 Class A common shares of the Company (US$ 18.5 million) and paying US$ 0.2 million in cash. As of September 30, 2025, US$ 17.0 million (US$ 11.6 million as current and US$ 5.4 million as non-current) (December 31, 2024: US$ 37.3 million with US$ 31.9 million as current and US$ 5.4 million as non-current) remains payable primarily related to performance fees recognized from investment funds.

24	Amortization of intangible assets

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024

Amortization of non-contractual customer relationships	(3,480)	(3,406)	(10,402)	(9,984)
Amortization of contractual rights	(4,461)	(2,076)	(11,745)	(4,304)
Amortization of placement agents’ fees	(693)	(684)	(2,032)	(1,976)
Amortization of brands	(920)	(799)	(2,754)	(2,554)
Amortization of software	(493)	(489)	(1,386)	(1,083)
Amortization of non-competes	(456)	-	(1,344)	-
Amortization of other	(1)	-	(1)	-
Amortization of intangible assets (refer to note 14)	(10,504)	(7,454)	(29,664)	(19,901)

25	General and Administrative expenses

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Depreciation of property and equipment	(622)	(492)	(1,604)	(1,366)
Depreciation of right-of-use assets	(1,176)	(828)	(3,077)	(2,413)
Insurance	(171)	(181)	(530)	(600)
IT and telecom services	(1,188)	(1,770)	(4,014)	(5,123)
Marketing and events	(1,286)	(1,073)	(3,324)	(2,732)
Materials and supplies	(174)	(174)	(417)	(387)
Occupancy expenses	(469)	(461)	(1,710)	(1,114)
Professional services	(4,166)	(4,563)	(13,645)	(11,977)
Professional services - SPAC	82	(197)	(258)	(748)
Taxes and contributions	(107)	(412)	(512)	(860)
Travel expenses	(1,917)	(1,449)	(4,582)	(3,780)
Other administrative expenses	(664)	(617)	(1,913)	(1,507)
General and Administrative expenses	(11,858)	(12,217)	(35,586)	(32,607)

26	Other income/(expenses)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Energy trading contracts – net realized gains	1,470	3,143	3,570	3,143
Energy trading contracts – unrealized fair value adjustments	2,156	2,019	6,084	3,909
Integration costs	(2,732)	(2,403)	(5,200)	(5,841)
Transaction costs	(748)	(2,542)	(2,381)	(7,242)
Other	(485)	(590)	(1,155)	(6,558)
Other income/(expenses)	(339)	(373)	918	(12,589)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27	Finance income & Finance expenses

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Finance income
Financial investment income	854	756	2,287	1,768
Foreign exchange gains	706	88	1,159	-
Gross obligation adjustments (b)	-	-	-	450
Realized gains from long-term investments	39	343	59	452
Unrealized gain on asset-linked receivable (a)	-	3,929	3,053	11,243
Unrealized gain on long-term investments	3,562	-	-	-
Unrealized gain on other derivative financial instruments	430	791	61	791
Unrealized gain on warrant liability	-	10	-	-
Interest on accounts receivable	3,089	-	3	-
Other finance income	421	-	-	-
Total finance income	9,101	5,917	6,622	14,704

Finance expense
Commission and brokerage expenses	(693)	(1,016)	(1,691)	(1,987)
Consideration payable adjustments (b)	(4,575)	(8,110)	(10,907)	(18,054)
Foreign exchange losses	(352)	-	(1,407)	(937)
Gross obligation adjustments (b)	(907)	(169)	(2,841)	-
Interest on asset-backed payable	(1,835)	-	(1,835)	-
Interest on lease liabilities	(621)	(317)	(1,475)	(1,004)
Interest on loans (refer to note 16)	(2,255)	(3,472)	(9,280)	(6,823)
Interest - other	(351)	-	(351)	-
Unrealized losses on long-term investments	-	(7,306)	(2,775)	(16,250)
Unrealized gain on warrant liability	-	-	(1,102)	(150)
Unrealized loss on other derivative financial instruments	-	-	(560)	-
Realized loss on forward	-	-	-	(302)
Other finance expenses	-	(352)	(912)	(455)
Total finance expense	(11,589)	(20,742)	(35,136)	(45,962)

Net finance income/(expense)	(2,488)	(14,825)	(28,514)	(31,258)

(a)	The unrealized gain is linked to the movement in Lavoro Agro Limited share price – refer to note 12(b) for details.

(b)	Measurement of the present value of acquisition considerations payable, fair value adjustments of contingent considerations (refer to note 21 (b)) and gross obligations under put option (refer to note 21(d)) for acquired businesses, are included under other finance expenses based on its correlation with the Groups’ expansion strategy through acquisition activity. The nine-month period ended September 30, 2025, and 2024 relates to the impact from unwinding the discount related to the time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield.

28	Income taxes expense

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Group headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
Reconciliation of income tax	2025	2024	2025	2024

Income before income taxes	24,562	10,157	54,116	33,393

Impact of difference in tax rates of foreign subsidiaries	(2,073)	(8,279)	(12,215)	(13,128)
Other	1,718	-	12,985	-

Total income taxes (a)	(355)	(8,279)	770	(13,128)
Current	(2,311)	(4,589)	(9,916)	(11,199)
Deferred (b)	1,956	(3,690)	10,686	(1,929)
Effective tax rate	1.45%	81.51%	(1.42%)	39.31%

(a)	No amounts related to income taxes have been recognized directly in equity.

(b)	Refer to note 19 for a breakdown in deferred tax movements for the nine-month periods ended September 30, 2025, and September 30, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

International Tax Reform – Pillar Two

The International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.

Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.

For the period ending September 30, 2025, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2025 financial year.

Furthermore, the Group operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules.

Transfer pricing and related tax considerations

All the jurisdictions in which the Group operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024 and adopted by the Group.

The Group regularly obtains advice regarding, inter alia, transfer pricing from external tax advisors to ensure that transactions conducted between and among subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

29	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

As of September 30, 2025, the Company had a total of 159,466,996 common shares issued and outstanding, of which 66,521,566 are Class A common shares and 92,945,430 are Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into the same quantity of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date (December 01, 2021) until the earlier of (a) the Moneda former partner's termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of September 30, 2025, and December 31, 2024, the issued share capital was distributed as follows:

	September 30, 2025		December 31, 2024
	Shares	Capital (US$)	Shares	Capital (US$)
Total	159,466,996	15,947	153,586,168	15,358
Class A	66,521,566	6,652	60,640,738	6,063
Class B	92,945,430	9,295	92,945,430	9,295

Shares repurchase program

On July 24, 2025, the share repurchase program was renewed. Under the renewed program, the Group may repurchase up to three million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning in August 2025 continuing until the earlier of the completion of the repurchase or August 2026, depending upon market conditions. The program does not obligate the Group to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As part of the share repurchase program, the Group entered a total return swap with a financial institution in September 2025. The institution bought 1,500,000 Pax shares on behalf of the Group and will hold the shares for the duration of the swap (maturing in September 2026). The Group expects to settle the cost of the total return swap by mid-2026, transfer the shares back to the Group and retire the shares.

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of September 30, 2025, and December 31, 2024, are presented below:

	September 30, 2025	December 31, 2024
Class A	461,153	389,497
Class B	186,100	186,101
Gross total	647,253	575,598
Utilized for dividends declared (refer to note 29(c))	(68,494)	(48,359)
Net additional paid-in capital	578,759	527,239

The movements in additional paid-in capital for the nine-month period ended September 30, 2025, are summarized below:

i.	On January 17, 2025, the Company issued 1,246,846 Class A common shares of the Company (US$ 14.7 million) to VBI’s previous owners as part settlement of the VBI option exercise.

ii.	On January 31, 2025, the Company issued 2,423,546 Class A common shares of the Company (US$ 28.7 million) settling the second and final tranche of the Moneda deferred consideration.

iii.	On February 28, 2025, the Company issued 812,702 Class A common shares of the Company (US$ 9.5 million) settling bonuses of employees and key management as part of the 2024 bonus share plan.

iv.	On June 4, 2025, the Company issued 1,377,266 Class A common shares of the Company (US$ 18.5 million) as part settlement of carried interest payable.

v.	For the nine-month period ended September 30, 2025, the Company issued 20,468 Class A common shares of the Company (US$ 0.2 million) as compensation for Grant C restricted stock units that vested – refer to note 29(d).

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders quarterly deploying accumulated retained earnings. The current year’s dividends declared to date resulted in a depletion of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital to the value of US$ 20,135 (December 31, 2024: US$ 48,359) was deployed to fund the short-fall in accumulated retained earnings. The Group remains in a position to pay its debts as they fall due in the ordinary course of business.

Dividends declared and paid by the Group to the Company’s shareholders for the nine-month periods ended September 30, 2025, and 2024 were as follows:

Shareholder	September 30, 2025		September 30, 2024
		US$		US$
Class A	29,588	0.45	42,291	0.72
Class B	41,633	0.45	67,085	0.72
Total	71,221	0.45	109,376	0.72

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Group’s management and its employees.  Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2024, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of September 30, 2025, Grant C, Grant D and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant C

Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,387,278.  PSUs totaling 2,822,732 were granted to eligible participants under Grant C, and the remaining 564,546 PSUs may be issued in the future, subject to the boost grant requirements being met.  543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Grant D

Grant D was provided to eligible participants commencing from January 2025 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant D shall not exceed 2,355,934 (1,963,278 PSUs were granted to eligible participants under Grant D and the remaining 392,656 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under the Matching program for 2024 shall not exceed 924,008 RSUs which were all granted.

The defined maximum number of shares under the Matching program for 2025 shall not exceed 1,224,178 RSUs which were all granted.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).

The table below reflects the share plan activity for the periods ended September 30, 2025, and December 31, 2024:

	IPO Grant	Grant A	Grant B	Grant C	Grant D	Grant C	Matching programs
	Number of PSUs (in thousands)					Number of RSUs (in thousands)

Outstanding, December 31, 2023	131	85	297	-	-	-	-

Granted	-	-	-	2,823	-	544	924
Forfeited	(26)	(20)	(37)	(38)	-	-	(16)
Outstanding, December 31, 2024	105	65	260	2,785	-	544	908
Granted	-	-	-	-	1,963	-	1,224
Vested	-	-	-	-	-	(61)	-
Forfeited	-	-	-	-	-	-	-
Outstanding, September 30, 2025	105	65	260	2,785	1,963	483	2,132

61,404 Grant C RSU’s vested for the nine-month period ended September 30, 2025. The Group issued Class A common shares of the Company as compensation for 20,468 units with the remaining settlement to take place in due course. The intention of the Committee as of September 30, 2025, is to settle any future vesting through delivery of Class A common shares of the Company to participants.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Refer to note 23 for expenses incurred for the nine-month periods ended September 30, 2025, and 2024.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 13.05
Grant A	December 1, 2022	US$ 8.80
Grant B	January 22, 2023	US$ 12.37
Grant C - PSU	January 19, 2024	US$ 9.82
Grant C - RSU	September 30, 2024	US$ 12.06
Grant D - PSU	January 22, 2025	US$ 7.51
Matching program	February 28, 2024	US$ 14.89
Matching program	February 28, 2025	US$ 9.12

The original weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

Reconciliation of the capital reserves account:

Description
	2025	2024

Opening balance – January 01	22,041	2,960
Share based incentive plan expense (Refer to note 23)	10,695	12,667
Bonus share plan settled	(11,628)	(9,106)
Shares vested	(234)	-
Closing balance – September 30	20,874	6,521

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s consolidated net income attributable to the holders of the Company’s common shares for the nine-month period ended September 30, 2025.

Share transactions that affected basic earnings per share

Moneda deferred consideration

On January 29, 2025, an amendment to the Moneda share purchase agreement was executed with Moneda’s former partners who are currently employees of the Group to settle the second installment of deferred consideration with equity through issuance of the Company’s Class A common shares (refer to note 21(b)(i)). On January 31, 2025, 2,423,546 Class A common shares were issued. The weighted average impact of the issuance (approximately 2,175,000 shares) has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

Employee-profit sharing

Certain employees received their profit-sharing awards for the year ending December 31, 2024, in the form of Class A common shares of the Company. As the shares vested on receipt of the equity compensation, settled on February 28, 2025, the weighted average impact of the issuance (approximately 641,000 shares) has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI call option exercised

On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stocks from previous owners of VBI with the purchase consideration that includes an equity settlement of R$ 175.3 million (approximately US$ 33 million) that will be settled with the issuance of Class A common shares of the Company in two equal tranches during January 2025 and January 2026. The 2025 tranche was settled on January 17, 2025, and the weighted average impact of approximately 1,247,000 shares has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

For the second tranche to be settled in 2026, except for the passage of time, no vesting conditions are linked to the issue of shares. The weighted average impact of approximately 1,162,000 shares has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

Vesting of Grant C restricted stock units

On January 19, 2025, 61,404 Grant C restricted stock units vested and will be settled issuing Class A common shares of the company. The weighted average impact of the vested shares (approximately 58,000 shares) has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

Carry bonus

On September 4, 2025, the Company issued 1,377,266 Class A common shares as partial settlement of carried interest payable. The weighted average impact of the issuance (approximately 601,000 shares) has been included in the basic earnings per share for the nine-month period ended September 30, 2025.

Potential share transactions considered for diluted earnings per share

Share based incentive plans

The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met on the reporting date. As of September 30, 2025, and December 31, 2024, the TSR performance conditions were not met. Equity incentive programs with vesting conditions could potentially dilute basic earnings per share in future.

The weighted average impact of share-based incentive plans without performance conditions (RSU shares) was included as part of calculated diluted earnings per share for the nine-month period ended September 30, 2025 (approximately 930,000 shares).

CSHG deferred consideration – with vesting requirements

Key employees of the acquired CSHG funds will be compensated through the issuance of Class A common shares of the Company as part of the business combination between the Group and Credit Suisse. The total future compensation of approximately US$ 10.1 million is subject to a vesting period of between one to five years. The weighted average number of potential shares to be issued in future, if vesting conditions are met, was included in the calculation of diluted earnings per share for the nine-month period ended September 30, 2025 (approximately 257,000 shares).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Total return swap on PAX shares

The total return swap entered with a financial institution had a diluting impact on earnings per share for the nine-month period ended September 30, 2025.

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the period ended September 30, 2025.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024

Net income for the period attributable to the Owners of the Company	22,571	466	51,086	16,621
Basic weighted average number of shares	160,669,403	154,899,287	159,467,205	152,318,974
Basic earnings per share	0.14048	0.00301	0.32035	0.10912
Diluted weighted average number of shares	161,958,717	155,171,723	160,654,207	152,591,410
Diluted earnings per share	0.13899	0.00300	0.31761	0.10892

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests (“NCI”)

As of September 30, 2025, the Group had five subsidiaries with non-controlling interest as per the table below.

		Equity		Income / (loss)
		For periods ended		Nine-month periods ended September 30,
Non-controlling interest	Interest	September 30, 2025	December 31, 2024	2025	2024
VBI Real Estate	0.0%	-	-	-	1,842
Patria Asset Management	49.26%	18,468	17,076	1,473	479
Tria	41.18%	(2,425)	(7,523)	2,256	1,323
Patria Real Estate Latam*	1.10%	297	70	3	-
PEVC I General Partner IV*	42.92%	96	28	68	-
SH Manco Holding*	25.00%	236	203	-	-
		16,672	9,854	3,800	3,644

*Due to the immaterial values attributable to the non-controlling interest in these subsidiaries, no additional information is disclosed in these unaudited condensed consolidated interim financial statements.

Set below is summarized financial information for subsidiaries that have material non-controlling interests. The amounts disclosed are before inter-company eliminations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Unaudited Condensed Consolidated Statement of Financial Position

	Tria		Patria Asset Management
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current assets	92,710	50,133	10,935	10,651
Current liabilities	(72,430)	(34,731)	(4,085)	(4,644)
Current net assets	20,280	15,402	6,850	6,007

Non-current assets	33,909	7,990	17,576	17,207
Non-current liabilities	(20,628)	(4,100)	(1,069)	(707)
Non-current net assets	13,281	3,890	16,507	16,500

Net assets	33,561	19,292	23,357	22,507

Unaudited Condensed Consolidated Statement of profit or loss – September 2025

	Tria	Patria Asset Management
Net revenue from services	-	9,783
Personnel expenses	(1,542)	(3,734)
Amortization of intangible assets	(49)	-
General and administrative expenses	(408)	(1,235)
Other income/(expenses)	9,506	(101)
Net financial income/(expenses)	877	(77)
Income before income tax	8,384	4,636

Income taxes	(2,595)	(1,646)
Current	(376)	(1,665)
Deferred	(2,219)	19
Net income for the period	5,789	2,990

Net income attributable to NCI	2,256	1,473

Unaudited Condensed Consolidated Statement of profit or loss – September 2024

	Tria	Patria Asset Management	VBI
Net revenue from services	-	9,147	9,738
Personnel expenses	(1,046)	(4,664)	(1,906)
Amortization of intangible assets	(3)	-	(668)
General and administrative expenses	(268)	(790)	(1,058)
Share of profits of associates	-	-	(356)
Other income/(expenses)	7,052	(99)	-
Net financial income/(expenses)	281	(74)	(276)
Income before income tax	6,016	3,520	5,474

Income taxes	(2,045)	(1,276)	(1,160)
Current	-	(1,676)	(1,420)
Deferred	(2,045)	400	260
Net income for the period	3,971	2,244	4,314

Net income attributable to NCI	1,323	479	1,842

Gross obligation – non-controlling interest

The Tria business combination includes put option arrangements relating to the non-controlling interest as disclosed in note 21(d). The amounts payable under the option arrangements are recognized as financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of non-controlling interest in the consolidated statement of changes in equity. As of September 30, 2025, the gross obligations had a present value of US$ 22.9 million (December 31, 2024: US$ 15.8 million).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30	Business combinations

The following business combinations were completed during the period ended September 30, 2025, and year ended December 31, 2024, and were accounted for under the acquisition method:

Period ended September 30, 2025

No business combinations were entered into by the Group for the period ended September 30, 2025.

Year ended December 31, 2024

(a)	Tria

On April 2, 2024, the Group closed on a transaction acquiring 66,67% interest in Tria Comercializadora de Energia Ltda. The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company. The Group invested R$ 100 million (US$ 19.8 million) of capital for 66.67% of Tria. The remaining 33.33% share capital was acquired by non-controlling interest for no consideration. Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below as well as in the consolidated financial statements for December 31, 2024. The cash consideration is comprised of cash and accounts receivable paid by the Group for its investment in Tria. On a consolidated level there were no cash outflows for the Group.

(b)	GPMS

On April 26, 2024, the Group closed a transaction acquiring a private equity carve-out interest from Aberdeen Plc, a European global investment group. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over US$ 8.0 billion. The purchase consideration includes a contingent consideration recognized at a current fair value of GBP 21.9 million (US$ 29.4 million). The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving set revenue targets. The contingent consideration is capped at a maximin amount of GBP 20.0 million (approximately US$ 26.9 million) plus interest. Details of the purchase consideration paid, the net identifiable assets acquired, and goodwill recognized are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

Upon finalization of the acquisition price paid, additional goodwill to the value of GBP 0.9 million (US$1.1 million) was recognized for the nine-month period ended September 30, 2025.

(c)	CSHG

On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring 100% of its Real Estate business in Brazil (“CSHG”) that includes seven REITS with an aggregate FEAUM of US$ 2.0 billion. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

(d)	Nexus

On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 725 million to Patria’s Fee Earning AUM, including over US$ 680 million in Permanent Capital vehicles. The Permanent Capital vehicles will immediately be accretive to Patria’s Fee Related and Distributable Earnings. The business combination with Nexus includes a contingent consideration recognized at a current fair value of COP 24 billion (US$ 6.1 million). The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees with no limit placed on the potential final contingent settlement. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below as well as in the consolidated financial statements for December 31, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024
Total purchase consideration
Cash consideration paid (a)	19,811	73,772	58,243	-
Equity consideration paid	-	-	-	14,690
Consideration payable	-	37,551	70,338	-
Contingent consideration payable	-	24,087	-	6,358
Total consideration transferred	19,811	135,410	128,581	21,048

Non-controlling interest (b)	6,604	-	-	-
Total consideration	26,415	135,410	128,581	21,048

The assets and liabilities recognized because of the acquisition are as follows:
Cash and cash equivalents	9.906	19,506	-	345
Accounts receivable	9,905	1,751	-	491
Recoverable taxes	-	-	-	376
Short term investments	-	-	-	3
Property, plant and equipment	-	-	-	22
Other assets	-	48,127	-	2
Accounts payable	-	(226)	-	-
Personnel liabilities	-	(7,170)	(1,903)	(255)
Tax liabilities	-	-	-	(474)
Deferred tax asset / (liabilities)	-	24	-	(235)
Loans	-	-	-	(95)
Deferred consideration payable on acquisition	-	-	(4,368)	-
Other liabilities	-	(54,258)	-	(768)
Deferred tax liability on fair value adjustments	-	(20,793)	-	(3,879)
Intangible assets: contractual rights	-	92,754	114,107	9,872
Non-compete	-	4,358	-	1,211
Net identifiable assets acquired	19,811	84,073	107,836	6,616

Total consideration less net identifiable assets acquired: Goodwill	6,604	51,337	20,745	14,432

(a)	Purchase consideration – cash outflow for the year ending December 31, 2024, to acquire the subsidiary, net of cash acquired:

	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	00% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus August 26, 2024	Total
Cash flow reconciliation
Cash consideration	19,811	73,772	58,243	-	151,826
Less: Cash acquired	(19,811)	(19,506)	-	(345)	(39,662)
Net outflow/(inflow) of cash - investing activities	-	54,266	58,243	(345)	112,164

Non-cash reconciliation
Total consideration	26,415	135,410	128,581	21,048	311,454
Less: Cash consideration paid	(19,811)	(73,772)	(58,243)	-	(151,826)
Less: Class A common share issued	-	-	-	(14,690)	(14,690)
Non-cash additions to the Group’s Statement of Financial Position	6,604	61,638	70,338	6,358	144,938

(b)	The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Tria, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	September 30, 2025	December 31, 2024

Financial assets at amortized cost
Accounts receivable		169,615	221,202
Cash and cash equivalents		30,343	33,418
Client funds on deposit		16,334	18,704
Project advances		12,799	7,577
Deposit/guarantee on lease agreement		2,584	2,247
Other financial assets – Energy trading contracts		15,572	-
Financial assets at fair value through profit or loss
Short term investments	1	22,018	4,956
Investments held in trust account	2	-	54,053
Accounts receivable - Lavoro	2	15,385	12,332
Long-term investments - Lavoro	1	4,237	11,337
Long-term investments	2	41,012	37,879
Other financial assets – Call options	3	4,166	3,578
Other financial assets – Energy trading contracts	2	65,734	25,169
Other financial assets – Total return swap	2	61	-

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		-	54,053
Gross obligation under put option		25,121	18,258
Loans		146,309	227,971
Asset-backed payable		68,064	-
Client funds payable		16,334	18,704
Lease liabilities		24,926	22,438
Consideration payable on acquisition		151,752	184,597
Suppliers		49,235	41,788

Financial liabilities at fair value through profit or loss
Other financial liabilities – Warrants	3	7,245	6,143
Other financial liabilities – Energy trading contracts	2	52,379	17,686
Contingent consideration payable on acquisition	3	44,033	38,628

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.

For the nine-month period ended September 30, 2025, the Group had the following transfer from Level 1 to Level 2.

As of January 1, 2025, the Accounts receivable – Lavoro financial instrument was transferred from Level 1 to Level 2. The valuation of the receivable is linked to the observable input (Level 2 measurement) that comprised of the publicly traded share price of Lavoro (refer to note 12(b)). The value of the Accounts receivable – Lavoro financial instrument was not affected by the transfer between levels.

For the year ended December 31, 2024, the Group had the following transfers between Levels 1, 2 and 3.

Transfer from Level 1 to Level 3 fair value measurement

As of November 15, 2024, the Warrants were transferred from Level 1 to Level 3. On September 30, 2024, the fair value of the Warrants issued in connection with the IPO of PLAO was measured using the listed market price of such warrants, a Level 1 measurement. The warrants were delisted on November 15, 2024, and from December 31, 2024, fair value is measured using a Monte Carlo simulation. The Monte Carlos simulation resulted in a liability to the value of US$ 6.1 million with an adjustment of US$ 5.8 million recognized in the consolidated statement of profit or loss for the year ended December 31, 2024.

Transfer from Level 3 to Level 2 fair value measurement

As of December 31, 2024, the Long-term investment – KMP Growth Fund II was transferred from Level 3 to Level 2. The valuation methodology changed from the previously used discounted cash flow in 2023 to adjust the valuation to be in line with the capital account statements received from the fund administrator in 2024. The level 2 allocation is consistent with the level allocation of other long-term investments held by the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Level 2 valuation techniques – Observable inputs

Investments held in trust account

The SPAC Trust Account is comprised of U.S. treasury notes and bills. The current issued US treasury notes and bills serve as observable input for the valuation of the US treasury notes and bills held by the SPAC (SPAC held US treasury notes and bills were issued before the most recent issue and still outstanding at measurement day (off-the-run)).

Accounts receivable – Lavoro

The valuation of the receivable is linked to the publicly traded share price of Lavoro (refer to note 12(b) for details) that serves as observable input for the valuation at measurement date.

Long-term investments

The valuation of long-term investments at measurement date is based on capital account statements received from fund administrators.

Energy trading contracts

Fair value adjustments on energy trading contracts are based on energy prices as published by BBCE – Balcão Brasileiro De Comercialização De Energia, adjusted for the time value of money and taxes using interest - and tax rates available in the market as observable inputs.

Total return swap

The valuation of the total return swap is linked to the publicly traded share price of PAX and the Secured Overnight Financing Rate that serves as observable input for the valuation at measurement date.

Level 3 valuation techniques - Unobservable inputs

The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement.

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact

Other financial instruments	Tria call option	12 (c)	Monte Carlo simulation	Average EBITDA	Risk neutral EBITDA with Standard deviation of 38.84%	10% change	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Projected fundraising activity	16.2%	100 basis points	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – GPMS	21 (b)	Discounted cash flow	Discount rate Projected revenue targets	5.2%	100 basis points	US$ 0.5 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Nexus	21 (b)	Discounted cash flow	Discount rate Achieving benchmark fees	6.8%	100 basis points	US$ 0.1 million
Other financial instruments	Warrant liability	12 (c)	Monte Carlo simulation	Business combination probability	1.0% to 10%	1.0% 10.0%	US$ 1.0 million US$ 1.3 million

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Other financial instruments

(i)	The Tria Call Option was valued using a Monte Carlo simulation, which is a Level 3 fair value measurement. The expected life of the Tria Option arrangements is in accordance with the timeline disclosed in note 12(c) with an estimated Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) as the unobservable input. The derivative was recorded as a financial asset in the Group’s unaudited consolidated statement of financial position with the impact from this transaction presented in notes 12(c) and 27.

(ii)	The PLAO public warrants were valued using a Monte Carlo simulation until Class A ordinary shares and warrants began trading separately on May 4, 2022. From May 4, 2022, through September 30, 2024, the PLAO warrants have been measured using the listed market price. In the fourth quarter of the 2024 financial year, the PLAO public warrants ceased trading on Nasdaq as they did not meet the continued listing requirement of Nasdaq. As of December 31, 2024, the warrants were valued using a Monte Carlo simulation which is a Level 3 fair value measurement.

Contingent consideration payable on acquisition

(i)	Kamaroopin business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million and US$ 8.5 million on acquisition date and September 30, 2025, respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 2027.

(ii)	GPMS business combination

The Group is required to make a contingent payment, subject to the acquired Aberdeen carve-out funds achieving set revenue targets per the terms of the purchase agreement, capped at GBP 20.0 million plus interest on the potential earn-out settlement. The contingent consideration payment (payable in GBP) had a fair value of US$ 24.1 million and US$ 29.5 million on acquisition date and September 30, 2025. The fair value was estimated on the acquisition date by projecting revenue target over thirty-four-month period from the acquisition date with the maximum outcome of GBP 20.0 million plus interest as potential settlement. The potential earn-out was calculated using unobservable revenue targets and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by April 2027.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(iii)	Nexus business combination

The Group is required to make a contingent payment, subject to the acquired entity achieving set benchmark fees as stipulated in the purchase agreement with no cap on the potential earn-out settlement. The contingent consideration payment (payable in COP) had a fair value of US$ 6.4 million and US$ 6.1 million on acquisition date and September 30, 2025, respectively. The potential earn-out was calculated using unobservable benchmark fees and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by 2027.

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of September 30, 2025, and December 31, 2024:

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	PLAO Warrant liability	Call options (c)
Fair value of Level 3 financial instruments on December 31, 2023	18,201	27,624	-	2,896
Cumulative translation adjustment	(2,774)	-	-	(393)
Additions	30,445	-	-	791
Derecognition / settlements - VBI	(10,118)	-	-	(2,522)
Transfer from level 1 to level 3	-	-	470	-
Transfer from level 3 to level 2	-	(27,624)	-	-
Change in fair value*	2,874	-	5,673	2,806
Fair value of Level 3 financial instruments on December 31, 2024	38,628	-	6,143	3,578
Change in fair value*	1,750	-	1,102	-
Cumulative translation adjustment	3,655	-	-	588
Fair value of Level 3 financial instruments on September 30, 2025	44,033	-	7,245	4,166

* Changes in fair value include impact from price risk and/or foreign exchange rate risk.

(a)	Include contingent consideration payable to sellers of VBI, Kamaroopin, Nexus, Blue Macaw and GPMS (refer note 21 (b)). The VBI contingent consideration was settled on August 01,2024.

(b)	Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (refer note 12(b)).

(c)	Include VBI and Tria Call option to purchase remaining non-controlling interest and other purchased options (refer note 21(d)). The VBI call option was exercised on August 01, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Financial instruments measured at amortized cost

As of September 30, 2025, and December 31, 2024, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, asset-backed payable, gross obligation under put options, consideration payable on acquisitions and lease liabilities. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base consists of investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not honored, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash, cash equivalents and short-term investments are maintained in large banks with high credit ratings.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Furthermore, accounts receivable balances as of September 30, 2025, and December 31, 2024, consist of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of September 30, 2025, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	19,811	3,995	769	2,032	6,818	53,380	1,982	185	168	95,860	185,000
Project Advances	-	-	-	-	-	5,062	1,407	4,242	2,088	-	12,799
Total	19,891	3,995	769	2,032	6,818	58,442	3,389	4,427	2,256	95,860	197,799

The balances include US$ 62.5 million in a postponed collection of management fees for PBPE VI LP. (“PBPE Fund IV”). Renegotiation and postponement of this collection commenced in prior periods and the management fees were recognized as a receivable in prior years (refer to note 8).

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of September 30, 2025, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	49,133	-	-	-	-	49,133
Lease payments	1,064	1,050	1,035	3,113	24,198	30,460
Loans (a)	2,940	40,297	949	3,877	111,971	160,034
Consideration payable on acquisition	1,327	12,424	7,866	63,021	47,889	132,527
Contingent consideration payable on acquisition	-	3,849	-	-	34,992	38,841
Gross obligation under put option	-	1,711	-	-	46,010	47,721
Financial liabilities – energy trading contracts (b)	12,886	8,090	5,387	9,929	16,087	52,379
Asset-backed payable (c)	-	-	-	-	75,000	75,000
Client funds payable (d)	16,334	-	-	-	-	16,334
Total	83,684	67,421	15,237	79,940	356,147	602,429

(a)	Principal values outstanding on September 30, 2025, are expected to be settled on maturity – refer to note 16 for maturity dates of loans with financial institutions.

(b)	The Group has US$ 81 million in energy trading financial assets which decreases the Group’s liquidity risk on settlement date – refer to note 12(c) for the aging of financial assets and financial liabilities on energy trading.

(c)	To be settled with funds receivable from PBPE Fund IV.

(d)	To be settled with proceeds held in Client funds on deposit account (refer note 7).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to the following market risks:

•	security price risk,

•	commodity price risk,

•	interest rate risk, and

•	foreign exchange risk

The Group's policy is to minimize its exposure to market risk.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

A 10% (2024: 10%) increase in the price of Level 2 Long-term investments, with other variables held constant, would have increased the net profit before tax by US$ 4.1 million (December 31, 2024: US$ 3.8 million). A 10% decrease in the price will have an equal but opposite effect.

In addition to the investments in investment fund products, the Group holds publicly traded shares in Lavoro, a Level 1 financial instrument. The Group is exposed to security price risk if the shares trade below US$ 3.50 as a price below US$3.50 will fall outside of the spread covered by the investment fund – refer to note 12(b). On September 30, 2025, the share price of Lavoro was trading for US$ 1.79 that resulted in a net unrealized loss of US$ 4.0 million recognized in the unaudited condensed consolidated statement of profit or loss for the nine-month period ended then.

Commodity price risk

The Group trades energy contracts in Brazil as disclosed in note 12(c). Commodity price risk exists as the Group is exposed to unexpected changes in energy prices due to extraordinary events. The risk is managed by controlling exposure to price fluctuations within acceptable parameters while optimizing returns.

The Group has a net financial asset position in energy contracts of US$ 28.9 million (refer to note 12(c)). A 10% decrease in current energy prices in Brazil will result in a US$ 3.1 million decrease in the Group’s net financial asset position. A 10% increase in the price will have an equal but opposite effect.

Interest rate risk

The Group has loans with leading financial institutions as summarized in note 16. The financial institutions charge interest at SOFR plus a fixed premium. An interest rate risk exists due to possible unexpected changes in the SOFR rate.

The sensitivity analyses have been determined based on the exposure for floating rate loans at the reporting date. The analysis is prepared assuming the amount of loans outstanding at the reporting date will be outstanding until maturity.

	Net risk Position*	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity to net cash flows	14,816	(2,266)	2,266

* The net risk position represents total interest from September 30, 2025, until maturity of each loan. Refer to note 16 in these unaudited condensed consolidated interim financial statements for the loans outstanding as well as the maturity date of each loan.

Foreign exchange risk

Foreign exchange risk exists as the Group is exposed to changes in foreign exchange rates affecting the income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currency liabilities from its respective non-US dollar currency denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The sensitivity analysis below is based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of September 30, 2025:
	Balance in each exposure currency other than US$					Exchange Variation impact in US$ considering 10% decline in the reporting date exchange rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)
Cash and cash equivalents	8,268	7,725	11,523,432	15,246,822	4,398	2,431
Short term investments	62,683	-	1,810,908	23,652,350	-	1,968
Client funds on deposit	-	-	15,711,394	-	-	1,634
Accounts receivable	295,608	-	6,554,664	13,146,817	7,627	7,599
Projects Advance	28,155	-	359,581	766,982	411	641
Deposit/guarantee on lease agreement	88	240	1,210,902	96,399	684	226
Long-term investments	9,493	-	338,002	6,110,789	2,381	689
Client funds payable	-	-	(15,711,394)	-	-	(1,634)
Lease liabilities	(34,202)	-	(3,117,771)	(5,754,527)	(6,240)	(1,953)
Suppliers	(207,368)	(222)	(636,481)	(1,145,473)	(3,710)	(4,496)
Other financial assets	454,591	-	-	-	-	8,547
Other financial liabilities	(278,582)	-	-	-	-	(5,238)
Loans	-	-	(103)	(1,645,735)	-	(42)
Gross obligation under put option	(110,160)	-	-	-	-	(2,071)
Consideration payable on acquisition	(410,432)	-	-	(120,778,069)	(26,320)	(14,325)
Contingent consideration payable on acquisition	(45,246)	-	-	(23,859,130)	(21,913)	(4,403)
Net Impact						(10,427)

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

32	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the nine-month periods ended September 30, 2025, and 2024 included in “Personnel expenses” are shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Key management compensation	(2,310)	(1,956)	(6,938)	(5,339)

For the nine-month period ended September 30, 2025, the Group has accrued US$ 10.7 million (nine-month period ended September 30, 2024: US$ 3.4 million) as bonuses payable to key management.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Additionally, for the nine-month period ended September 30, 2025, the Group accrued US$ 0.6 million (nine-month period ended September 30, 2024: US$ 0.6 million) as a Strategic Bonus payable to key management with US$ 1.4 million payable as of September 30, 2025 (December 31, 2024: US$ 0.8 million). The accruals for key management and strategic bonuses provided for are included in "Personnel expenses".

The Group has share-based incentive plans providing long-term incentives to key management in exchange for their services (refer to note 29(d)). For the nine-month period ended September 30, 2025, the Group recognized US$ 10.7 million as an expense (nine-month period ended September 30, 2024: US$ 12.7 million) (refer to note 23).

(b)	Deferred consideration

As described in note 21(b), deferred consideration is payable to key employees and management of CSHG and GPMS. Moneda deferred consideration payable was settled on January 31, 2025, with no balance outstanding on September 30, 2025.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million.  Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

As described in note 23(a), up to 35% of the performance fee receivable from certain of the Group’s investment funds is payable to the Group’s key management personnel.

(e)	Lease commitments

Note 21(a) details lease payments made for various office premises and include the following leases with related parties:

i.	Moneda has a related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

ii.	PLATAM leases office space in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by the Group.

iii.	Patria Asset Management leases its office space in Medelin, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Group.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The impact of the above-mentioned leases on the unaudited condensed consolidated interim financial statements was as follows:

Unaudited Condensed Consolidated Statement of Financial Position

Related party lease – Santiago	September 30, 2025	December 31, 2024
Lease liabilities (current)	495	803
Lease liabilities (non-current)	1,849	2,854

Related party lease - Gestão e Transformação Infraestrutura

Lease liabilities (current)	301	260
Lease liabilities (non-current)	1,047	1,203

Related party lease - Fondo Inmobiliario Colombia
Lease liabilities (current)	62	48
Lease liabilities (non-current)	794	707

Unaudited Condensed Consolidated Statement of Profit or Loss

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2025	2024	2025	2024
Related party lease – Santiago
Principal paid	(144)	(215)	(430)	(635)
Depreciation of right-of-use assets	(132)	(196)	(394)	(577)
Interest on lease liabilities	(13)	(23)	(40)	(70)

Related party lease - Gestão e Transformação Infraestrutura
Principal paid	(121)	-	(308)	-
Depreciation of right-of-use assets	(86)	-	(249)	-
Interest on lease liabilities	(42)	-	(126)	-

Related party lease - Fondo Inmobiliario Colombia
Principal paid	(41)	-	(117)	-
Depreciation of right-of-use assets	(23)	-	(67)	-
Interest on lease liabilities	(27)	-	(76)	-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2025, and December 31, 2024, and for the nine-month periods ended September 30, 2025, and 2024

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)	SPAC

Refer to notes 5(f) and 21(c) for related party transaction with the SPAC.

(g)	Tria option arrangements

Four directors of Tria hold a 41.18% share of Tria. The option arrangements provide the Group with the option to acquire the remaining 41.18% equity in Tria from these individuals – refer to note 21(d)(iii).

(h)	Igah option arrangements

Three directors of PILTDA hold a 57.08% share in Igah GP IV. The option arrangements provide the Group with the option to acquire the remaining 57.08% equity in the company from these individuals – refer to note 21(d)(ii).

33	Events after the reporting period

Acquisition – AgroFibra in Mexico

On July 10, 2025, the Group has signed an agreement to acquire AgroFibra, a specialized Real Estate Investment Trust (REIT) focusing on agro-industrial real estate assets in Mexico. This transaction will add to the growth of the Group’s real estate platform in Latin America. The negotiations remain in progress as of September 30, 2025, and it is expected that the transaction will be closed by December 31, 2025.

Acquisition – Solis Investimentos in Brazil

In November 25, 2025, Patria signed an agreement to acquire 51% of Solis Investimentos, a Brazilian investment manager specializing in the structuring and management of CLOs (FDICs). Upon completion of the transaction, the addition of Solis’ approximate US$ 3.5 bn of Fee-Earning AUM (FEAUM) will increase Patria’s total Credit FEAUM by over 40% to more than US$ 11.7 bn pro-forma as of 3Q25, solidifying its position as a leading Credit platform in Latin America. Pro-forma for the transaction, Credit will account for over 25% of Patria’s total FEAUM. Solis currently manages over 120 funds and serves more than 30,000 investors.

Dividends

A cash dividend of US$ 0.15 per share for the quarter ending September 30, 2025, was declared by the Board to record holders of common stock at the close of business November 14, 2025. The cash dividend is payable on December 12, 2025.